Form 10-K, Exhibit 13
DATA TRANSMISSION NETWORK CORP
filed 1995-03-31
CIK 790498

-------------------------------------------------------------------------------
                               CORPORATE PROFILE
-------------------------------------------------------------------------------

         Data Transmission Network Corporation (DTN(R)), an electronic information and communication services company headquartered in Omaha, NE, is a leader in the satellite delivery of time-sensitive information. DTN is committed to providing our customers with the best information and analysis available, as timely as possible, at an affordable cost. Tailored to meet our subscriber's needs, DTN's services are valuable tools in managing business and personal affairs.

         The company went public in January, 1987, and has evolved into a full-service communication network. DTN delivers information via small dish Ku-band satellite, FM radio side-band channel, large dish C-band satellite or cable TV. The DTN receiver captures information around the clock and converts it into text, graphics and audio ready to "view" at the subscriber's convenience.

         Prior to 1992, DTN supported only a monochrome system. In 1992, the company introduced the Advanced Communications Engine (ACESM) receiver that captures, manipulates and displays high resolution color pictures, graphics and text, as well as sound. The ACE receiver has an internal hard drive, internal phone modem and can use a keyboard or mouse. The ACE receiver has enhanced DTN's ability to provide information and communication services.

         DTN's services reach 82,000 subscribers in the U.S. and Canada. The company has services for the agriculture, automotive, energy, farm implement, finance, mortgage and produce industries. The services include DTN AgDaily(R), the company's first product, targeted for agribusinesses; DTN Wall Street(R) for the financial industry; DTNergy(R) for the oil and natural gas industries; DTNstant(R), a real-time agriculture ticker service; DTNautoSM linking auto auctions  and  auto  dealers;  DTNironSM  for the  farm  implement  dealer;  DTN
FirstRate(R) for the mortgage industry; DTN Pro SeriesSM, an advanced information service for producers and agribusiness; and DTN PROduceSM for the produce industry.

-------------------------------------------------------------------------------
                               TABLE OF CONTENTS
-------------------------------------------------------------------------------

Financial Highlights ......................................................    2

Letter to Stockholders ....................................................    3

Business Review ...........................................................    5

Selected Financial Data ...................................................   12

Management's Discussion and Analysis ......................................   13

Management's Responsibilities .............................................   17

Independent Auditor's Report ..............................................   17

Financial Statements ......................................................   18

Notes to Financial Statements .............................................   22

Quarterly Data ............................................................   26

Trading Information .......................................................   26

Investor Information ......................................................   27

Directors and Officers ....................................................   27

Mission Statement .........................................................   29











































                                       1

-------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------

                                          1994              1993       % Change
                                     ------------       -----------    --------
For the Year:
 Revenues ........................   $ 46,109,789       $ 35,992,754      28  %
 Operating cash flow(1) ..........     15,750,727         12,939,707      22  %
 Income (loss) before income taxes     (2,422,738)         1,020,831      --
 Net income (loss) ...............     (1,602,738)           663,831      --
 Net income (loss) per share .....   $       (.49)      $        .20      --
At Year End:
 Total assets ....................   $ 71,459,356       $ 57,242,313      25  %
 Long-term debt and subordinated
  notes ..........................     33,982,814         25,375,000      34  %
 Stockholders' equity ............     12,706,978         12,780,477      (1) %
 Book value per share ............   $       3.99       $       3.86      (3) %
Key Indicators:
 Total subscribers at year-end ...         82,000             74,100      11  %
 Subscriber annualized
  retention rate .................         89.8 %              88.8 %      1  %
 Net development costs(2) ........   $  4,335.000       $  2,711,000      60  %
As a percent of revenue:
 Operating cash flow(1) ..........         34.2 %              36.0 %
 Net development costs (NDC)(2) ..          9.4 %               7.5 %
 Operating cash flow before NDC ..         43.6 %              43.5 %
 Depreciation ....................         32.7 %              29.3 %
 Interest ........................          6.8 %               3.9 %
 Net income (loss) before
  income taxes ...................         (5.3)%               2.8 %

(1) Operating income before depreciation expense.

(2) Net Development Costs (NDC) are defined as the sum of 1) market research activities, 2) hardware and software engineering, research and development and 3) the negative operating cash flow (after interest but prior to corporate allocations) of new services.

GRAPHS IN TABULAR FORM:

                                       '90      '91      '92      '93      '94
                                      -----    -----    -----    -----    -----
Subscribers at Year-end
(thousands)                            53.3     63.3     67.6     74.1     82.0

Revenues
(million)                             $18.0    $21.5    $26.8    $36.0    $46.1

Operating Cash Flow
(millions)                            $ 6.7    $ 8.2    $ 9.9    $12.9    $15.8











                                       2

-------------------------------------------------------------------------------
                             LETTER TO STOCKHOLDERS
-------------------------------------------------------------------------------

         Once again I have the pleasure to communicate to our stockholders, employees and friends that 1994 was a year filled with positive results. Let's begin with reviewing the key financial components used by our management team to monitor the company.

         Revenues rose 28% to $46,110,000.

         Operating cash flow (operating income before depreciation expense) increased 22% to $15,751,000. Total subscribers increased 11% to 82,000.

         Subscriber retention increased from 88.8% in 1993 to 89.8% in 1994.

         Net development costs increased 60% to $4,335,000 in 1994 compared to $2,711,000 in 1993.

         Operating cash flow before net development costs remained level at 43.6% of revenue in 1994 compared to 43.5% in 1993.

         Depreciation and interest combined increased to 39.5% of revenue, up from 33.2% in 1993.

         1994 was a positive year highlighted by growth in revenues, operating cash flow and subscribers along with improvement in the retention of our subscribers. The growth in operating cash flow was less than the growth from 1992 to 1993 but was in line with our compounded operating cash flow growth rate of 24% for the years 1990 to 1994. We achieved these positive results while making important investments in the future of the company.

         During the first half of 1994, DTN began use of its new distribution center. The new distribution center is more than a warehouse in that it contains improved equipment testing facilities and back-up transmitting/broadcasting facilities should an emergency occur at our main site.

         A new training facility for our employees was completed in 1994. Our new administrative computer system is moving forward and our target is to begin conversion to this system in the latter part of 1995. These investments are important to our corporate infrastructure and will ensure that we can support the growth of our company.

         During 1994, the company released three new services; DTN Pro Series, DTN PROduce and DTN FirstRate. As a review and to bring our new readers up to date, the following is a chronological list of current DTN services.

               Year/Month                    Services Developed
             --------------               -----------------------
               1984                        Dataline/DTN AgDaily
               1989                        DTN Wall Street
               1991                        DTNergy
               1993                        DTNstant
               1993/August                 DTNauto
               1993/October                DTNiron
               1994/May                    DTN FirstRate
               1994/June                   DTN Pro Series
               1994/October                DTN PROduce

         Since 1991, the company has grown Net Development Costs from approximately $400,000 to $4,335,000 in 1994. As you may recall, Net Development Costs as defined by our management team are 1) market research activities 2) hardware and software engineering, research and development and 3) the negative operating cash flow of our new services. We believe the growth of development expenditures was necessary to aggressively pursue and bring to market the services outlined above. For 1995, we plan to stabilize development expenditures because the current level is sufficient to identify new services at a pace equal to our ability to implement, manage and market these services efficiently.

         I feel that although the increase in net development costs put pressure on net income (a net loss of $1,603,000 in 1994 vs. net income of $664,000), it is important to point out that our core services (DTN AgDaily, DTNstant, DTN Wall Street and DTNergy) had excellent performances in 1994. Revenue in our core services increased 30%. Operating cash flow in our core services increased 28%. Finally, operating cash flow from our core services as a percentage of revenue was 43.6% in 1994 compared to 43.5% in 1993. I believe this comparison reflects the strength of our core products.

                                       3

         While our DTN management team remained focused on growing cash flow and developing new services, the bottom line was pressured by more than net development costs during 1994. Depreciation rose to 32.7% of revenue in 1994 from 29.3% in 1993. Interest rose to 6.8% of revenue in 1994 compared to 3.9% in 1993.

         Our internal projections lead us to believe that depreciation as a percentage of revenue should have peaked in 1994. At our 1993 annual meeting we projected the 1994 level at approximately 32% and we believe 1995 will be slightly lower. The primary reasons supporting this projection are that our oldest units purchased are now becoming fully depreciated and the addition of new higher revenue services will help reduce this percentage.

         The growth in interest expense is both a result of conditions we can control and conditions we cannot control. During 1994, we placed $15 million of subordinated debt through a sale of 11.25% subordinated notes, this being our controllable event. This placement was necessary to increase our borrowing ability to continue the growth of the company. The other interest factor was the increase in the prime rate from 6% to 8.5%, this being the uncontrollable event.

         Regarding what to focus on, a rural pundit friend of mine opined that the "main thing is to keep the main thing the main thing." The main thing at DTN has been and still is our commitment to growth.

         Once again we wish to extend our sincere thanks to our customers, stockholders, employees, financiers and suppliers for their continued loyalty, confidence and support.

Very sincerely yours,





Roger R. Brodersen
Chairman and Chief Executive Officer

































                                       4

-------------------------------------------------------------------------------
                                BUSINESS REVIEW
-------------------------------------------------------------------------------

         Data Transmission Network Corporation (DTN) began operations in April, 1984. In January, 1987, DTN completed an initial public offering of common stock at $5.40 per share.
         The company's business is electronic delivery (primarily satellite) of time sensitive information and communications. DTN has 82,000 subscribers to its primary services. The company announced three new services in 1994; DTN FirstRate, DTN Pro Series, and DTN PROduce.
         The company's subscription services are targeted at niche business markets and are designed to be timely, simple to use, convenient and affordably priced. The company's communication services provide an efficient means of sending data and information from point to multi-point.
         The development of a cost-effective electronic satellite delivery system, plus a total commitment to customer service and information quality, has enabled the company to become a major player in the communication industry. The company continues to make a large investment to enhance and develop its delivery technologies.

INFORMATION DISTRIBUTION TECHNOLOGY

         Since DTN's inception, the company has invested considerable time and money to research and develop technologies to efficiently deliver the timely information that the company's subscribers demand. DTN supports two primary transmitting and receiving technologies: FM radio side-band channel and small dish Ku-band satellite. FM side-band was the first technology used by the company and Ku-band satellite was added in 1989. On December 31, 1994, 23,000 subscribers were receiving the company's services via FM and 57,400 via Ku-band. The company also can deliver some of its services via large dish C-band satellite or cable television and has approximately 1,600 subscribers receiving their services using these technologies. In addition, the company is sending messages directly to fax, printers or E-mail accounts for approximately 7,000 customers.
         The company provides all of the equipment necessary for subscribers to receive their service. A DTN receiver, specifically built for the company, along with a video monitor is provided to the subscriber regardless of the receiving technology utilized by the receiver. The company also provides the subscribers with an FM antenna or a small 30" Ku-band satellite dish. The company does not provide the large C-band satellite dish as part of its service. DTN is responsible for the normal maintenance and repair of the equipment utilized by the subscribers.
         Prior to 1992, the company utilized a "page based" receiver and monochrome video system. The monochrome system translates the company's data stream into video text and has the capability, depending on the model, to receive and display from 126 to 246 different pages (screens) of information.
         During 1992, development was completed on a color graphics receiver system by the company for its exclusive use. This new receiver, called an Advanced Communications Engine (ACESM), has enhanced DTN's ability to provide new information and communication services. This receiver has many additional capabilities over the monochrome receiver, not the least of which is the ability to display high resolution color pictures, graphics and text.
         The ACE receiver has an internal hard drive providing much greater data storage and retrieval capabilities. The ACE receiver enhances system performance by allowing some data to be stored on the hard drive versus requiring frequent rebroadcasting. The ACE receiver also can receive, store and playback digitized sound files, such as weather forecasts and voice advertisements. In addition, audio alarms can be set by a subscriber to trigger when a futures contract reaches a pre-set price. Both monochrome and color receivers have the ability to download data to a printer or computer.
         One of the unique aspects of the company's information distribution network is the computer software developed by the company specifically for use with the DTN receiver. Computers utilizing this software manage a wide variety of data and input sources, tasks and priorities and provide a source of information transmissions uplinked to satellite. The software allows DTN to individually address each receiver unit placed with a subscriber, permitting the company to transmit different segments of information to different groups of subscribers, including E-mail.
         FM radio side-band technology is currently utilized in a variety of ways, including background music systems and paging (beeper) systems. DTN leases space on 50 FM radio side-band channels to transmit its data stream. The data stream is uplinked from Omaha to satellite, downlinked from satellite to an FM radio station and re-transmitted over the radio station's side-band channel direct to the subscriber's FM antenna. The receiver then translates the data into video text.
         In the Ku-band and C-band satellite dish technologies, the subscriber's dish is the direct downlink for the company's data stream.

                                       5

         Early in 1994, the company began using a new cable TV delivery technology involving vertical blanking intervals (VBI). The company has contracted with a major cable TV superstation to transmit DTN's data stream along with the station's TV signal. Currently used only by DTN Wall Street, VBI technology eliminates the need for a satellite dish or FM antenna, and is available to businesses or residences that are wired for cable and receive the superstation's service.

SERVICES OFFERED

         The company's revenue is derived principally from five categories: (1) monthly, quarterly or annual subscriptions, (2) "a la carte" additional services, (3) communication services, (4) advertising and (5) service initiation fees. The percentage of total revenue derived from each category for the last three fiscal years was:

                                              1994          1993          1992
                                             ------        ------        ------
Subscriptions                                  73%           72%           75%
Additional services                             8%            7%            8%
Communication services                         10%            9%            6%
Advertising                                     4%            5%            5%
Service initiation fees                         5%            7%            6%

         The subscription revenue is monthly, quarterly or annual subscription fees for one of the company's primary services, such as DTN AgDaily. A more detailed description of each service is found later in this section.
         Additional services are offered to subscribers on an "a la carte" basis, similar to premium channels on cable TV. The information for these services is primarily offered over DTN by a third party, for which DTN receives a share of the subscription revenue paid by the subscriber.
         The company also sells communication services which allow companies to cost-effectively communicate a large amount of time-sensitive information or data to their customers or field offices. Approximately 92% of communication services revenue in 1994 was generated from DTNergy, and the remaining eight percent was primarily from DTN AgDaily.
         The company sells advertising space interspersed among the DTN pages, similar to a newspaper or magazine. The advantage of an electronic advertisement placed on DTN over the print media is the time-sensitive delivery of the ad as well as the ability to change the advertising message frequently and quickly as market conditions dictate.
         Service initiation fees are one-time charges to new subscribers, and range from $150 to $295, depending on the service and broadcast delivery method. DTN also charges a switch-out fee of $50 to $100 for those subscribers who change their primary DTN service (for example, from a monochrome to color service).

DTN AG SERVICES

         The DTN Ag related services are comprised of DTN AgDaily, DTNstant, DTNiron, DTN Pro Series and DTN PROduce.

GRAPH IN TABULAR FORM:

                               '90        '91        '92        '93        '94
                              -----      -----      -----      -----      -----
DTN Ag Services Revenues
(millions)                    $16.9      $18.8      $20.6      $27.0      $33.7


DTN AGDAILY SERVICE

SERVICE REVIEW
         The company's first service, DTN AgDaily is an agricultural market information and quotes service. The price of the monochrome FM service is $25.99 per month, $32.99 per month via monochrome Ku-band and $45.99 per month via color Ku-band. The company offers a discount to subscribers who pay their subscriptions annually in advance.
         The information provided to monochrome DTN AgDaily subscribers consists of delayed commodity futures and options quotes; local cash grain and livestock prices; selected regional and world weather updates; and a variety of daily analyses, commentary and news that affects grain and livestock prices. DTN AgDaily also provides information segments for specific crop and livestock enterprises.
         In addition to the information included in the monochrome version, the DTN AgDaily color graphics version includes a greatly expanded weather segment consisting of national and regional radar maps, updated every 15 minutes, satellite cloud cover maps, color maps showing precipitation and temperatures and much more. Also included are high resolution color graphic charts which can be custom selected and designed by the subscriber from a selection base of over

1,000 charts. The subscribers can also custom program the futures quotes pages to display only the quotes they desire.
         DTN AgDaily subscribers can select from more than 80 different additional services. The majority of these have information provided by third parties and range from more sophisticated weather data information to price forecasts for specific commodities.
         Approximately 80% of DTN AgDaily's subscribers are farmers or livestock producers with the balance consisting primarily of grain elevators, agribusinesses, and financial institutions. Approximately 65% of DTN AgDaily's subscribers are located in the eight Midwestern states of Kansas, Illinois, Indiana, Iowa, Minnesota, Missouri, Nebraska, and Ohio.
         DTN AgDaily has approximately 75% of the market for satellite-delivered agricultural news and information services. The competition for DTN AgDaily consists primarily of one company providing a somewhat similar but less extensive service and several small satellite delivered services. DTN AgDaily still considers its biggest competition to be the combination of print advisory services, TV, radio, telephone and changing old habits.
         New subscriptions to DTN AgDaily are sold by full-time employee sales representatives as well as by independent, commission-only, sales representatives. The independent sales representatives are generally farmers selling DTN on a part-time basis. The company obtains leads for its sales force through telemarketing, direct mail, print media advertising and subscriber referrals.

1994 HIGHLIGHTS
         DTN AgDaily remains the company's largest service, and the performance in 1994 exceeded management's expectations. Twenty percent operating revenue growth (total revenue less service initiation fees) and over six percent net subscriber growth demonstrated a continued acceptance of higher-priced products and increased use of additional services.
         The trend of current subscribers converting to the color system continued at a strong pace during 1994 and total color subscribers are 50% of our total DTN AgDaily subscriber base. Marketing continues for the original monochrome system, contributing 15% of the total 1994 subscription sales. Monthly sales rates for both the monochrome and color products remained steady throughout the year, as we continued to rely heavily on our full-time sales force and increased telemarketing efforts.
         Another sales highlight was the expansion into Canada. The establishment of a distribution center in Winnipeg, as well as the development of a full-time sales force, enabled DTN AgDaily to double Canadian sales from the previous year. DTN AgDaily introduced a number of product enhancements during 1994. Among them are zone-specific weather forecasts and in-motion radar maps that give the subscriber added production-oriented weather information. Also, DTN AgDaily increased user programmability, introduced new information segments such as Daybreak News, increased development of vertical information segments that address specialized producer needs, and expanded the use of audio throughout the service.
         In 1994, the advertising sales department of the combined DTN Ag related services sold over $1.6 million in advertising space on the DTN system. Companies advertising on DTN read like a "Who's Who" in agriculture, from ag chemicals and seeds to equipment and financing. The color system's recently introduced interactive and animation capabilities continue to attract new advertisers. Advertising research in 1994 confirmed that DTN has become a major player in the farm media field.
         DTN AgDaily management believes that recent changes in the agriculture industry will be positive for the service. With the trend toward consolidation into larger farms, the market for agricultural information services is growing. At the same time, management expects to see growth from the other agriculture services: DTNstant, DTNiron, DTN Pro Series, DTN PROduce.

DTNSTANT SERVICE

SERVICE REVIEW
         DTNstant first became available to subscribers in February, 1993. DTNstant is priced at $159.99 a month. This is a color service available by satellite transmission. Its primary subscribers are commercial grain elevators, grain companies, feedlots, commodity brokers and commodity speculators.
         DTNstant subscribers receive real-time futures and options quotes of their choice from the major commodity exchanges. They also receive headline commodity news, market leading cash information, in-depth charting capabilities plus all the news, weather, prices and information from the DTN AgDaily color service. DTNstant subscribers also receive on-site service and installation from professional service technicians.
         DTNstant operates in a very competitive market where there are numerous national and regional based providers of instant agricultural quotes. The service obtains the majority of sales from the Ag services sales force, supplemented by telemarketing and direct mail.

1994 HIGHLIGHTS
         Since its introduction, DTNstant has grown from zero market share to the number two service in the instant commodity information industry. In 1994, its subscriber base increased more than 50% and total revenue grew nearly three-fold. DTNstant revolutionized the instant quote market by providing information never seen before on instant services and by shifting from a monochrome to color platform, while cutting the historical industry price in half.
         Subscribers received several major enhancements during 1994. The service added AP Online News from The Associated Press(R), the world's largest news service. Charting capabilities were expanded with the addition of intraday charts, letting subscribers chart market movement minute by minute, tick by tick. At the end of 1994, DTNstant signed contracts to supply its signal to the Chicago Board of Trade and the Chicago Mercantile Exchange buildings, providing convenient access for traders.

DTNIRON SERVICE

SERVICE REVIEW
         The initial target market for DTNiron is approximately 11,000 farm implement dealers in the U.S. and Canada. The service is priced at $94.50 a month. This is a color service available by satellite transmission.
         DTNiron was announced in October, 1993, and is a cost-effective communication system for the nation's farm implement industry. The service permits dealers of all brands of farm implements to work closely together to manage their inventory and conduct daily business operations.
         The information and unique capabilities that DTNiron provides include detailed descriptions of agricultural implements listed for sale by dealers as well as machinery needed by other dealers. This feature of the DTNiron service enables dealers from diverse geographical locations to conduct business from each other's inventories, increasing sales and profitability.
         Subscribers also receive various industry news, financial information, a full slate of economic indicators and information from the DTN AgDaily service. DTNiron provides exceedingly valuable information on the outlook for farm equipment sales nationally.

1994 HIGHLIGHTS
         1994 was DTNiron's first full year of marketing and the service established a solid subscriber base. A cost-effective communication system for the nation's farm implement industry, DTNiron is a "virtual" farm implement lot. Each dealer/member of the DTNiron network can list equipment for sale, or equipment wanted, complete with many details about each item. This includes everything from operating condition and number of hours used to a wholesale asking price.
         DTNiron is more than just an equipment locator service. Used effectively, it is an inventory management and communication tool for the farm implement dealer. As a dealer-to-dealer network, the service encourages greater dealer interaction and communication to sell and trade farm equipment across the country, increasing dealer sales and profitability.

DTN PRO SERIES (NEW SERVICE)

         Extensively marketed beginning in the third quarter of 1994, the DTN Pro Series is an extension of DTN AgDaily. The Pro Series is targeted for agriculture subscribers who require comprehensive information that can be customized for the specific needs of their operation. There are four Pro Series services: Weather Pro, News Pro, Chart Pro and Intraday Pro.
         Weather Pro is an advanced weather package with over 70 additional weather maps, detailed forecasts from across the nation and the ability to zoom into maps and put satellite and radar maps "in motion". News Pro uses AP Online(C) from the Associated Press, which continuously updates the latest

                                       8
business, general, sports and entertainment news, as well as an audio summary of the day's agricultural news. Chart Pro features additional technical studies and 40 additional pages of charts that subscribers can use to chart over 1,100 futures contracts. Intraday Pro is the first low-cost system with the ability to chart market sessions minute-by-minute during the trading day.
         DTN Pro Series services have been sold to over 10% of DTN AgDaily color subscribers. An individual Pro Series service, along with the DTN AgDaily service, is $58.99 per month. All four of the current Pro Series services are packaged in one service, called DTN Premier, for just $73.99 per month. This is a color service available by satellite transmission.

DTN PRODUCE (NEW SERVICE)

         Introduced in the fourth quarter of 1994, DTN PROduce offers the entire produce industry, from growers to retailers, the most comprehensive price discovery, weather, freight and industry information available at a low price. DTN PROduce debuted at one of the industry's largest annual trade shows last October and since then has enjoyed one of DTN's fastest expansions.
         There are four major components to DTN PROduce. First, the weather may be the most important piece of information for anyone in the produce business. Yet, only 1 in 5 produce growers subscribes to a weather service. Second, the service has FOB and terminal prices, updated immediately and formatted by commodity, growing area and terminal market.
         Third, DTN PROduce has transportation information with shipments, arrivals and truck rates by growing area and daily truck availability by state. Finally, the service offers industry news as well as the AP Online(C) service of headline news such as business, sports and entertainment news.
         Management believes that the success of DTN PROduce is due to the company's increased emphasis on research and development. The service spent almost three years in the R&D process before it was released to the industry.
         The initial target market for the service is the entire produce food chain of 100,000 growers, shippers, packers, brokers, retailers and institutions. The service costs $84.50 per month. This is a color service available through satellite transmission.


ADDITIONAL SERVICES

SERVICE REVIEW
         Additional services include advisory, educational and informational programming offered to DTN subscribers on an "a la carte" basis. Additional services are marketed by on-screen promotion, direct mail, invoice stuffers and free trials. Regularly, one additional service is offered system-wide on a three-day free trial or a subscriber can request a two-week free trial of any additional service.
         New additional services are developed to match subscriber requests. Additional services range in price from $9 to $300 per quarter, per service.

1994 HIGHLIGHTS
         1994 was a positive year for the additional services area of the combined DTN Ag related services. In fact, the DTN Ag related services combined additional services revenue increased more than 48%. In 1993, DTN offered a total of 55 additional services, a number that increased to over 80 in 1994. Sales, revenue and the number of services offered all increased to make 1994 an outstanding year.

DTN FINANCIAL SERVICES

         The DTN financial services are comprised of DTN Wall Street and a new service, DTN FirstRate.


GRAPH IN TABULAR FORM:


                                         '90      '91      '92      '93      '94
                                        ----     ----     ----     ----     ----
DTN Financial Services Revenues
(millions)                              $1.1     $1.9     $3.3     $4.1     $5.1


DTN WALL STREET SERVICE

SERVICE REVIEW
         DTN Wall Street is five years old and was first offered to subscribers in May, 1989. The current price for the service is $41.95 per month.
         The  information  provided to  subscribers  consists of a minimum of 68

                                       9
pages of slightly delayed quotes on stocks, bonds, indices, futures, mutual and money market funds and interest rates as well as business news and other time-sensitive financial market information.
         DTN Wall Street subscribers can also add "a la carte" additional services including stock market timing and selection services and quotes on U.S. Treasuries and Mortgage-backed Securities.
         The majority of subscribers are individual investors, independent brokers, financial planners and financial institutions. Approximately 15% of DTN Wall Street subscribers also subscribe to DTN AgDaily. DTN Wall Street is a monochrome service available by satellite transmission or cable television.
         The primary competition for DTN Wall Street are satellite and cable TV delivered delayed quote services in the $60 per month range, various dial-up services priced on a pay-per-use basis and numerous high-end instant quote services. New subscribers to DTN Wall Street are obtained through direct response marketing, primarily print media and television advertising and telemarketing.

1994 HIGHLIGHTS
         Competition in the quotes industry remains intense and in 1994, DTN Wall Street retained its advantages: low cost, unlimited access and more comprehensive information.
          DTN Wall Street subscription sales increased 10% in 1994, very impressive results at a time when poor stock market conditions discouraged the individual investor. Forty-five percent of all new subscribers in 1994 received their service via cable television and 25% of all new 1994 subscribers were referred from other satisfied subscribers.
         Additional highlights of 1994 included the successful introduction of Canadian market information. DTN Wall Street also added new computer network subscribers by tying a single DTN Wall Street receiver unit into a local or wide area network. Additional service sales increased on a per subscriber basis, contributing to a 25% jump in total revenue that contributed to a 40% increase in cash flow.

DTN FIRSTRATE (NEW SERVICE)

         Announced in the second quarter of 1994, this new service gives mortgage brokers nearly instantaneous access to daily mortgage rates set by the nation's leading mortgage wholesalers. Priced at $111.95 per month, DTN FirstRate relies on the company's monochrome delivery system. Subscribers can receive the information either by satellite or through cable television.

         There are several specific advantages to DTN FirstRate. First, wholesaler information is delivered in a standardized format. Second, intraday interest rates indicate the direction of wholesale prices at any time during the day, allowing mortgage brokers to make more profitable decisions. Finally, the low cost saves wholesalers on their rate distribution costs while brokers will find this service far more economical than any other electronic mortgage rates and information service.
         In addition to wholesale prices and interest rates, DTN FirstRate gives subscribers economic and financial news and analysis most useful to a mortgage broker, including interest rates, leading economic indicators, employment rates, government economic reports, and trend analysis.

DTNERGY SERVICES


GRAPH IN TABULAR FORM:


                                 '90        '91        '92        '93        '94
                                ----       ----       ----       ----       ----
DTN Energy Services Revenues
(millions)                        $0        $.8       $2.9       $4.9       $7.2


SERVICE REVIEW
         The DTNergy service was first introduced in January, 1991. The service consists of several pages of delayed energy futures and options quotes plus selected news and information from DTN Wall Street. The wholesaler/subscriber also receives refined fuel prices from each refiner that has authorized the wholesaler to receive information. The refiner also has the capability to send terminal alerts, electronic funds transfer notifications, invoices, and other messages to the wholesaler.
         DTNergy subscribers can subscribe to additional services to give them even more prices or news related to the energy industry. The service is faster, less expensive and more reliable than its competition, which are phone-delivered, printer-only and FAX systems. DTNergy combines Ku-band communication and other quality control methodology to ensure that terminal pricing and other critical information is accurately delivered within seconds after prices are set by the refiner.

         DTNergy generates revenue from two primary sources, the wholesaler and the refiner. The wholesaler pays a monthly subscription fee of $34.99 for the monochrome system. The refiner pays an additional fee based upon the number and size of messages sent over the system and the number of wholesalers who receive that message.
         DTNergy developed a service expressly for the natural gas industry using the color, Ku-band satellite technology. Subscribers receive comprehensive weather information, instant or delayed NYMEX energy options and futures quotes, natural gas flow data at distribution points along certain systems and other industry information. The service is targeted at natural gas producers and distributors. DTNergy color systems are priced at $129.95 a month for 30-minute delayed quotes and $149.95 a month with real-time quotes.
         DTNergy obtains the majority of new subscriptions through leads provided by petroleum refiners.

1994 HIGHLIGHTS
         By nearly all growth measures, 1994 was a strong year for DTNergy. Introduced only three years ago, DTNergy enjoys high market penetration, reaching over 80% of the major U.S. petroleum industry wholesalers (jobbers). These jobbers also receive direct communication from more than 100 refiners, including nearly all the major U.S. oil refiners.
         Monthly communication traffic increased over 50%. To support this growth, DTNergy expanded its messaging capacity. New compression equipment and a new, higher speed satellite channel have quadrupled capacity, providing more than enough communication capacity for the near future.
         Total revenue enjoyed strong growth, increasing 45% for 1994 and continued growth is expected in 1995.
         DTNergy continued to develop the services targeted at the natural gas and electric power industries, which are dependent on current information to make daily operating decisions. The DTNergy components can also be networked to form customized communication systems for groups of users, providing the capability for everything from the delivery of E-mail to the completion of commodity transactions. Based on this, negotiations are currently underway with some major firms to develop such internal communication systems.

DTNAUTO SERVICES

SERVICE REVIEW
         Introduced in 1993, DTNauto is a communications service for the automobile industry. DTNauto allows automobile dealers to efficiently manage their daily operations. Automobile auction companies will also be able to communicate directly with the dealers.
         The service costs $98.00 per month, including a printer. Subscribers receive information about auction listings of automobiles for sale, information on what automobiles brought at last weeks auctions, industry news and economic indicators, as well as weather and news. Subscribers also are able to perform searches of the auction listings and auction results for specific automobiles. The target market is approximately 75,000 automobile dealers in the U.S. This is a color service available by satellite transmission.

1994 HIGHLIGHTS
          The heart of the service is pre-auction listings of used cars at more than 100 auctions across the country. In 1994, DTNauto added the comprehensive list of national auction results from the AuctionNet wholesale pricing service of the National Automobile Auction Association.
         DTNauto added the Carfax vehicle history service as an option so dealers can track a specific vehicle's title history, and Credco credit services, an additional service that allows dealers to run credit reports on customers from their DTNauto unit. These additional services make DTNauto a tool that helps dealers not only manage their inventories but also run their daily business operations.


                                       11

                            SELECTED FINANCIAL DATA


PIE GRAPHS IN TABULAR FORM:


                                              1994          1993          1992
                                              ----          ----          ----
REVENUES
 DTN Ag Services                               73%           75%           77%
 DTN Financial Services                        11%           11%           12%
 DTNergy Services                              16%           14%           11%
 Other Services                                 -             -             -
SUBSCRIBERS AT YEAR-END
 DTN Ag Services                               81%           82%           84%
 DTN Financial Services                        10%           10%            9%
 DTNergy Services                               8%            8%            7%
 Other Services                                 1%            -             -



                            1994           1993            1992          1991            1990
------------------------------------------------------------------------------------------------
For the Year:
Revenues ...........   $ 46,109,789    $ 35,992,754   $ 26,816,254   $ 21,464,580   $ 17,952,908
Operating income ...        694,560       2,408,868      2,995,319      2,658,280      2,497,817
Income (loss) before
 income taxes ......     (2,422,738)      1,020,831      2,051,352      1,476,398      1,401,354
Net income (loss) ..     (1,602,738)        663,831      1,351,352      1,426,398      1,401,354

Net income (loss)
 per share .........           (.49)            .20            .41            .43            .42
Dividends
 per share .........           --              --             --             --             --



At Year End:

Total assets .......   $ 71,459,356    $ 57,242,313   $ 38,260,351   $ 30,549,390   $ 26,958,141
Long-term debt
 and subordinated
 notes .............     33,982,814      25,375,000     13,677,083      9,719,490      8,227,272
Stockholders'
 equity ............     12,706,978      12,780,477     12,167,584     12,007,741     10,683,140


-------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------

RESULTS OF OPERATIONS

         In many respects, the financial dynamics of DTN are similar to the cable TV industry. The company's electronic subscription business requires an initial investment of variable marketing costs and capital expenditures to obtain new subscribers and provide them with necessary equipment to receive the company's services. In addition, DTN has a certain level of fixed costs, such as FM and satellite lease expenses, news and quote costs and administrative expenses, which are not directly affected by the number of subscribers the company has receiving its services. DTN's operating cash flow (operating income before depreciation expense) has increased at a compounded growth rate of 24% from 1990 to 1994. This trend is primarily the result of a growing base of subscribers covering the company's fixed expenses.

GRAPH IN TABULAR FORM:

                                 '90        '91        '92        '93        '94
                                -----     -----      -----      -----     -----
Operating Cash Flow
(millions)                      $6.7       $8.2       $9.9      $12.9      $15.8

         The company has operating leverage due to low variable costs per subscriber. This leverage is apparent in that a growth in subscribers has a direct impact on operating cash flow. Operating cash flow as a percentage of revenue was down in 1993 and 1994, as reflected in the following graph, primarily due to expenses connected with the company's research and development activities. DTN defines "Net Development Costs" as 1) market research activities, 2) hardware and software engineering, research and development, and
3) the negative operating cash flow (after interest but prior to corporate allocations) of new services. Operating cash flow before net development costs as a percentage of revenue remained level at 43.6% compared to 43.5% in 1993. The company believes these expenditures are necessary to continue to grow at historical levels.

GRAPH IN TABULAR FORM:


                                 '90        '91        '92        '93        '94
                                ----        ----      ----       ----       ----
Operating Cash Flow
(percent of revenue)             37%        38%        37%        36%        34%

1994 COMPARED TO 1993

         Growth in revenue, operating cash flows (operating income before depreciation expense), and total subscribers, which are three major indicators used to monitor the financial performance of DTN, highlighted a year of good performance. Due to the continued investment in new service development, enhancements in transmitting technology, administrative computer information systems, equipment used by our subscribers and higher interest expense, the company's operating and net taxable income were lower.

(In thousands)

                                          1994            1993         % Change
                                     ------------    -----------       --------
Revenues                               $ 46,110       $ 35,993            28 %
Operating cash flow                      15,751         12,940            22 %
Operating income                            695          2,409           (71)%
Net income (loss)                        (1,603)           664          (342)%
Total  subscribers                         82.0           74.1            11 %

         Total revenue increased 28% in 1994 over 1993 due to continued growth in all operating revenue categories. Operating revenues which consist of subscription, additional services, communications services and advertising, increased to $46.74 per subscriber per month in 1994 up from $39.06 in 1993.

         The 11% growth in total subscribers and subscribers upgrading to higher priced services resulted in a 31% growth in subscription revenue. At December 31, 1994, 72% of total subscribers were receiving service via satellite transmission compared to 61% in 1993. Subscription revenue on a per subscriber per month basis increased to $36.14, up from $30.39 in 1993.

         The price of the satellite-delivered services ranged from $30.99 for monochrome DTN AgDaily to $159.99 for the color DTNstant service during 1994 and 1993. The price of the monochrome FM-delivered DTN AgDaily service was $23.99 during 1994 and 1993. The subscribers switching to higher-priced services primarily switched from the monochrome FM or monochrome satellite DTN AgDaily service to the color satellite DTN AgDaily, which was priced at $45.99 in 1994 ($43.99 prior to August 15, 1994) and $43.99 in 1993.

         The company continued to increase the offering of information services through "a la carte" additional services (80 in 1994 vs. 55 in 1993). The growth of services combined with the growth of total subscribers helped provide a 42% growth in additional services revenue to $3,526,000 in 1994, up from $2,485,000 in 1993. The Ag, Wall Street and Energy services all contributed solid gains to achieve this outstanding growth. On a per subscriber per month basis, this revenue increased to $3.76, up from $2.91 in 1993.

         The 45% increase in communication services revenue was primarily due to the DTNergy service. DTNergy transmits refiner's prices and other communications messages to wholesalers. The refiner's message volume continued to rise and provided on a company wide basis a revenue increase to $4.99 per subscriber per month in 1994, up from $3.78 in 1993. Advertising revenue showed a marginal increase in 1994 over 1993. The company believes that competition from other communication companies affected the growth in advertising. The company also believes advertising revenues will grow as subscriptions to the color products increases.

         Service initiation fees, the company's up-front one-time charges to new subscribers and to subscribers who change their primary service or delivery technology (ie; FM to Ku), declined in 1994 compared to 1993. The decline was primarily due to an increase in sales promotions reducing the fees to attract new subscribers. This strategy was used to keep new sales strong during the seasonally slower months of summer and to address competitive pressures.

         Total operating expenses increased 35% over 1993. This increase was due to a 30% increase in selling, general and administrative costs, a 49% increase in sales commissions and a 43% increase in depreciation. On a per subscriber per month basis, these expenses (excluding the sales commission costs) increased to $44.49, up from $36.51 in 1993.

         Selling, general and administrative expenses on a per subscriber per month basis increased to $28.45, up from $24.16 in 1993. This increase was primarily due to the expenses related to new product development, internal administrative enhancements, fixed costs related to enhancing current services and variable costs to support the 11% increase in subscribers. These expenditures are important for the company to remain a leader in providing new communication and information services.

         Sales commissions are a direct result of increased subscribers and revenues in the DTNergy service. DTNergy sales commissions are based on a mix of total subscribers and revenues. Total sales commissions rose 49% during 1994 from 1993. This increase is due to increased subscription sales along with incentive programs to the sales force to keep sales strong during the seasonally slower summer months and significant increases in DTNergy revenues.

         Depreciation expense increased due to the purchase of over $27,000,000 of new subscriber equipment and the depreciation on monochrome receiver units not currently being utilized due to subscribers continuing to upgrade to higher priced color receiver services. The company began using a six year life for depreciation purposes in July of 1992 compared to an eight year life prior to the change.

         Operating income declined by 71%, primarily due to the investments in new services, internal operations improvements and increased depreciation expense. Operating cash flow grew 22% over 1993.

         Interest expense rose 122% in 1994 over 1993. This significant increase was due to borrowings needed to finance the purchase of new subscriber equipment, a 42% increase in the prime rate during 1994 and the addition of $15,000,000 of 11.25% subordinated debt.

         The company federal and state effective tax rate for 1994 and 1993 was 35%.

                             1993 COMPARED TO 1992

         Continued growth in revenues, operating cash flows (operating income before depreciation expense), which are two of the major indicators used to gauge the financial performance of DTN, highlighted a year of steady performance in most areas. However, due to start-up costs of the company's new information services and enhancements in transmitting technology, customer service areas and administrative computer information systems, the company's operating and net income were lower.

(In thousands)
                                       1993              1992         % Change
                                   ------------      -----------      --------
Revenues                               $35,993         $26,816           34 %
Operating cash flow                     12,940           9,911           31 %
Operating income                         2,409           2,995          (20)%
Net income                                 664           1,351          (51)%
Total subscribers                         74.1            67.6           10 %

         Total revenues increased 34% in 1993 over 1992 due to consistent growth in subscription, additional services and advertising revenue, in addition to very strong growth in communications services revenue, primarily DTNergy. Operating revenues which consist of subscription, additional services,





                                       14
advertising and communications services increased to $39.06 on a per subscriber per month basis in 1993, up from $31.63 in 1992.

         The 10% growth in total subscribers and a larger percentage of subscribers utilizing higher priced services contributed to a 28% growth in subscription revenues. At December 31, 1993, 61% of total subscribers were receiving service via satellite transmission compared to 46% in 1992. Subscription revenue per subscriber per month increased to $30.39, up from $25.34 in 1992.

         The price of satellite-delivered services ranged from $30.99 for monochrome DTN AgDaily service to $159.99 for the color DTNstant service during 1993. The price of the satellite-delivered services ranged from $30.99 for monochrome DTN AgDaily to $43.99 for the color DTN AgDaily service during 1992. The price of the monochrome FM-delivered DTN AgDaily service was $23.99 during 1993 and 1992.

         The subscribers switching to higher-priced services primarily switched from the monochrome FM or monochrome satellite DTN AgDaily service to the color satellite-delivered DTN AgDaily, which was priced at $43.99 in 1993 and 1992. The color DTN AgDaily service became available in the second half of 1992.

         The company's continued emphasis on providing a wide variety of information through "a la carte" additional services and the steady growth of total subscribers helped provide a 19% growth in additional services revenue to $2,485,000 in 1993 from $2,097,000 in 1992. On a per subscriber per month basis, this revenue increased to $2.91, up from $2.64 in 1992.

         The significant increase in communications services revenue was once again due to the DTNergy service. This service transmits refiner's prices and other messages to wholesalers. The refiner's increased utilization of this messaging provided an increase to $3.78 per subscriber per month in 1993, up from $1.90 in 1992.

         Advertising revenue continued to show steady growth. The increase in the number of subscribers utilizing the color receiver and a more consistent agricultural advertising environment enabled the company to generate a 25% increase in these revenues in 1993 compared to 1992.

         Service initiation fees, the onetime charges to new subscribers and also to subscribers who change their primary service or delivery technology (ie; FM to Ku), improved in 1993 over 1992. This was due to an increase in gross new subscribers in 1993 over 1992, and also due to customers upgrading to the color receiver services.

         Due to the previously mentioned start-up costs and investments in transmitting technology, customer service and administrative systems, total operating expenses rose 41% in 1993 over the same period in 1992. On a per subscriber per month basis, these expenses increased to $36.51, from $27.31 in 1992.

         Selling, general and administrative expenses on a per subscriber per month basis increased to $24.16, up from $18.63 in 1992. This increase was mainly the result of the increased subscriber base and the company's previously mentioned commitment to customer service, market research activities and start-up costs for new services. These investments should enable DTN to stay a leader in providing communications information services.

         Sales commissions, which mainly are a direct result of increased subscribers, rose 17% in 1993 from 1992. In addition, the DTNergy commissions, which are generally based on DTNergy revenues and not new subscribers, added to the increase.

         Depreciation expense increased due to the purchase of over $24,000,000 of new subscriber equipment and the depreciation on monochrome receiver units not currently being utilized due to some subscribers upgrading to higher priced color receiver services. The company began using a six year life for depreciation purposes in July of 1992 compared to an eight year life prior to the change.

         Operating income declined by 20%, primarily due to the increased depreciation expense. However, operating cash flows grew 31% on continued efficiencies obtained through a larger subscriber base plus the increase of higher margin services.

         Interest expense rose 43% in 1993 over 1992. This was due to borrowings needed to finance the purchase of subscriber equipment. In addition, in late 1992 the company borrowed $2,000,000 to specifically purchase treasury stock for future stock option commitments, costs generally not reflected in 1992 interest expense.

         The company's effective tax rate for 1993 was 35%, up from 34% in 1992, the result of higher state taxes.

FINANCIAL CONDITION

         DTN's business remains capital intensive. The majority of the company's assets are invested in equipment used to provide services to DTN subscribers. As a result, the company does not have a large amount of liquid assets when compared with fixed assets.
         During 1994, net cash provided by operating activities was $14,376,000 compared to $13,269,000 in 1993. The increase was primarily due to an increase in operating cash flow.
         Net cash used by investing activities, principally related to capital expenditures for equipment utilized by subscribers, totaled $29,961,000 in 1994 compared to $26,216,000 in 1993. These expenditures were primarily for color receivers and were used for DTN AgDaily, DTNstant, DTNiron, DTN PROduce and DTNauto services. In addition, approximately 6,000 monochrome system subscribers upgraded to the color system. These conversions were primarily from the DTN AgDaily subscriber base.
         DTN continued to build an inventory of finished color receivers and components to build color receivers. At December 31, 1994, the company had approximately $10,000,000 of inventory compared to $6,000,000 in 1993. This



                                       15
build-up occurred due to advance commitments on inventory purchases. The company adjusted production schedules during the fourth quarter and will reduce this inventory to a level adequate to supply forecasted sales activity. The reduced production of color units should reduce borrowing requirements in the first quarter of 1995.
         The company anticipates that the monochrome receiver equipment coming in from conversions to the higher priced color services will be shipped to DTN AgDaily, DTN Wall Street or DTNergy subscribers. DTN continues to research new markets for monochrome-delivered services.
         Primarily as a result of the capital expenditures on subscriber equipment, the company had negative working capital of $10,237,000 at December 31, 1994 compared to a negative $6,702,000 one year earlier. Accounts payable at December 31, 1994 included $1,106,000 of payables to vendors for equipment used by subscribers, compared to $3,455,000 at December 31, 1993, decreasing the working capital deficiency from prior year by $2,349,000.
           The leading contributor during 1994 for the decrease in working capital was an increase of $5,714,000 in the current portion of long-term debt. This increase is primarily the result of converting $23,000,000 of debt from revolving to term during 1994. At year-end, the company had $21,150,000 of unused bank credit lines available to fund working capital requirements as necessary.
         Net cash provided by financing activities of $15,657,000 was primarily the result of a net increase in total debt outstanding (short and long-term) of $14,321,000. The increase in debt, combined with operating cash flow, was used to fund capital expenditures. During 1994, the company made principal payments of $5,833,334 on term bank debt.
         DTN anticipates that the unused bank credit lines, together with internally generated cash flow in 1995, will be sufficient to fund capital expenditures, operating expenses and debt repayments.
         The company believes that inflationary trends have only a limited effect on its business. However, since the majority of the company's current subscribers are engaged in the production of agricultural commodities, the general state of the agricultural economy may have an impact on the company's business.

RESPONSIBILITIES

Management's Responsibility for Financial  Statements

To Our Stockholders:

         The management of Data Transmission Network Corporation is responsible for the preparation, integrity and objectivity of the accompanying financial statements and related notes. To meet these responsibilities, we maintain a system of internal controls to provide reasonable assurance that assets are safeguarded and transactions are properly authorized and recorded.
         The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based upon our estimates and judgments, as required. The financial statements have been audited by Deloitte & Touche LLP who have expressed their opinion, presented below, with respect to the fairness of the statements. Their audit included a review of the system of internal control and tests of transactions to the extent they considered necessary to render their opinion.
         The Audit Committee of the Board of Directors is composed solely of outside directors. The Audit Committee meets periodically with our independent auditors and management to review accounting, auditing, internal control and financial reporting matters.





Roger R. Brodersen                                   Brian L. Larson
Chairman of the Board                                Chief Financial Officer,
Chief Executive Officer                              Secretary and Treasurer

-------------------------------------------------------------------------------

Independent Auditors' Report

Board of Directors and Stockholders
Data Transmission Network Corporation

         We have audited the accompanying balance sheets of Data Transmission Network Corporation as of December 31, 1994 and 1993, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Data Transmission Network Corporation as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.





February 3, 1995                                     Deloitte and Touche LLP
                                                     Omaha, Nebraska






                                       17

-------------------------------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------

Balance Sheets

-------------------------------------------------------------------------------------------------------

As of December 31,                                                        1994             1993
-------------------------------------------------------------------------------------------------------


ASSETS

Current Assets:
 Cash ..............................................................   $      720,343    $      648,391
 Accounts receivable, net of allowance for
  doubtful accounts of $220,000 and $180,000 .......................        3,297,773         2,294,510
 Prepaid expenses ..................................................          189,332           131,070
 Deferred commission expense .......................................          629,925           607,710
                                                                       --------------    --------------
  Total Current Assets .............................................        4,837,373         3,681,681


Equipment Used By Subscribers, net of accumulated
 depreciation of $43,710,079 and $29,582,827 .......................       61,449,931        50,120,074


Equipment and Leasehold Improvements, net of accumulated
 depreciation of $4,729,831 and $2,808,644 .........................        4,666,742         3,440,558


Other Assets .......................................................          505,310              --
                                                                       --------------    --------------
                                                                       $   71,459,356    $   57,242,313
                                                                       ==============    ==============

LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities:
 Accounts payable..................................................    $    4,493,796    $    5,659,360
 Accrued expenses ..................................................        1,117,206           973,957
 Current portion of long-term debt .................................        9,463,541         3,750,000
                                                                       --------------    --------------
  Total Current Liabilities ........................................       15,074,543        10,383,317


Long-Term Debt .....................................................       19,578,124        25,375,000
Subordinated Long-Term Notes, net of unamortized
 discount of $595,310 ..............................................       14,404,690              --
Deferred Income Taxes ..............................................             --             821,000
Equipment Deposits .................................................          542,102           579,371
Unearned Revenue ...................................................        9,152,919         7,303,148


Stockholders' Equity:
 Common stock, par value $.001, authorized
  20,000,000 shares, issued 3,375,408 ..............................            3,375             3,375
 Paid-in capital ...................................................       14,302,689        13,525,884
 Retained earnings (deficit) .......................................         (217,501)        1,519,466
 Treasury stock, at cost, 83,723 and 173,140 shares ................       (1,381,585)       (2,268,248)
                                                                       --------------    --------------
  Total Stockholders' Equity .......................................       12,706,978        12,780,477
                                                                       --------------    --------------
                                                                       $   71,459,356    $   57,242,313
                                                                       ==============    ==============

The accompanying notes are an integral part of these financial statements.


Statements of Operations
------------------------------------------------------------------------------------------------------
Years Ended December 31,                                    1994             1993             1992
------------------------------------------------------------------------------------------------------

REVENUES:
 Subscriptions...................................$       33,936,160    $   25,924,520   $   20,207,952

 Additional services .............................        3,526,295         2,484,675        2,097,464

 Communication services ..........................        4,680,987         3,227,881        1,515,469

 Advertising .....................................        1,738,830         1,673,075        1,343,624

 Service initiation fees .........................        2,227,517         2,682,603        1,651,745
                                                     --------------    --------------   --------------

                                                         46,109,789        35,992,754       26,816,254



EXPENSES:

 Selling, general and administrative .............       26,715,251        20,602,329       14,818,339

 Sales commissions ...............................        3,643,811         2,450,718        2,087,221

 Depreciation ....................................       15,056,167        10,530,839        6,915,375
                                                     --------------    --------------   --------------

                                                         45,415,229        33,583,886       23,820,935
                                                     --------------    --------------   --------------



OPERATING INCOME .................................          694,560         2,408,868        2,995,319


 Interest expense ................................        3,158,106         1,421,299          992,850

 Other income, net ...............................           40,808            33,262           48,883
                                                     --------------    --------------   --------------




INCOME (LOSS) BEFORE INCOME TAXES ................       (2,422,738)        1,020,831        2,051,352

 Income tax (benefit) provision ..................         (820,000)          357,000          700,000
                                                     --------------    --------------   --------------



NET INCOME (LOSS) ................................   $   (1,602,738)   $      663,831        1,351,352
                                                     ==============    ==============        =========



EARNINGS (LOSS) PER SHARE ........................   $        (0.49)   $         0.20   $         0.41
                                                     ==============    ==============   ==============



Weighted Average Number of Shares
 Outstanding .....................................        3,253,400         3,286,850        3,334,777
                                                          =========         =========        =========



The accompanying notes are an integral part of these financial statements.

Statements of Stockholders' Equity

-----------------------------------------------------------------------------------------------------
Years Ended December 31, 1994, 1993 and 1992
-----------------------------------------------------------------------------------------------------
                                                                                            Total
                                                             Retained                       Stock-
                                  Common    Paid-in          Earnings       Treasury        holders'
                                   Stock    Capital          (Deficit)        Stock         Equity
                                  ------   -----------     ------------   -----------    ------------
Balance,January 1,1992.........   $3,298   $12,952,566     $  (495,717)   $  (452,406)   $12,007,741

Common stock issued on
 exercise of warrants..........       77       352,123             -              -          352,200

Tax benefit related to
 exercise of employee
 stock options and
 warrants......................      -         189,000             -              -          189,000

Purchase of treasury
 stock.........................      -             -               -       (1,732,709)    (1,732,709)

Net income.....................      -             -         1,351,352            -        1,351,352
                                  ------   ------------     -----------    -----------   ------------

Balance,December 31,1992           3,375     13,493,689        855,635     (2,185,115)    12,167,584


Treasury stock issued on
 exercise of employee stock
 options and warrants........        -          12,195             -          147,621        159,816

Tax benefit related to
 exercise of employee
 stock options and
 warrants....................        -          20,000             -              -           20,000

Purchase of treasury
 stock.......................        -             -               -         (230,754)      (230,754)

Net income...................        -             -           663,831            -          663,831

                                  ------   ------------     -----------   ------------   ------------

Balance,December 31,1993           3,375     13,525,884       1,519,466     (2,268,248)   12,780,477


Treasury stock issued on
 exercise of employee stock
 options and warrants........        -         (12,195)       (134,229)     1,420,663      1,274,239

Tax benefit related to
 exercise of employee stock
 options and warrants........        -         154,000             -              -          154,000

Purchase of treasury
 stock.......................        -             -               -         (534,000)      (534,000)

Issuance of warrants in
 connection with
 subordinated debt...........        -         635,000             -              -          635,000

Net loss.....................        -             -        (1,602,738)           -       (1,602,738)

                                  ------   ------------    ------------   ------------   ------------

Balance,December 31,1994          $3,375   $14,302,689     $  (217,501)   $(1,381,585)   $12,706,978



The accompanying notes are an integral part of these financial statements.



Statements of Cash Flows

------------------------------------------------------------------------------------------------
Years Ended December 31,                              1994              1993             1992
------------------------------------------------------------------------------------------------

Cash Flows From Operating Activities:

 Net income(loss)................................ $(1,602,738)     $    663,831       $1,351,352
 Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
  Depreciation...................................  15,056,167        10,530,839        6,915,375
  Amortization of debt issue costs
  and discount...................................      64,380              -              74,216
  Deferred income taxes..........................    (802,000)          332,000          698,000
  Change in assets and liabilities:
   Accounts receivable...........................  (1,003,263)         (731,281)        (306,434)
   Prepaid expenses..............................     (58,262)         (311,418)         (46,312)
   Deferred commission expense...................     (22,215)         (119,593)         173,533
   Deferred debt issuance costs..................    (395,000)             -                -
   Accounts payable..............................   1,183,434           668,794          588,788
   Accrued expenses..............................     143,249           247,994            9,765
   Equipment deposits............................     (37,269)          (60,618)         (48,773)
   Unearned revenue..............................   1,849,771         2,047,982          847,289
                                                  ------------     -------------     ------------

  Net Cash Provided By Operating
   Activities....................................  14,376,254        13,268,530       10,256,799
                                                   ----------        ----------       ----------

Cash Flows From Investing Activities:

 Capital expenditures for equipment
  used by subscribers............................ (27,354,107)      (24,175,363)     (12,184,649)
 Capital expenditures for equipment
  and leasehold improvements.....................  (2,607,100)       (2,040,607)      (1,415,292)

                                                  ------------     -------------    -------------
  Net Cash Used By Investing Activities.......... (29,961,207)      (26,215,970)     (13,599,941)
                                                  -----------       -----------      -----------

Cash Flows From Financing Activities:

 Proceeds from long-term debt....................  20,250,000        16,000,000        9,200,000
 Principal payments on long-term debt............ (20,333,334)       (3,052,083)      (4,140,951)
 Proceeds from subordinated long-term
  notes..........................................  15,000,000              -                -
 Proceeds from the exercise of stock
  options and warrants...........................   1,274,239           159,816          352,200
 Purchase of treasury stock......................    (534,000)         (230,754)      (1,732,709)
                                                  ------------     -------------    -------------

  Net Cash Provided By Financing
   Activities....................................  15,656,905        12,876,979        3,678,540
                                                  ------------     -------------    ------------


Net Increase (Decrease) in Cash..................      71,952           (70,461)         335,398


Cash at Beginning of Period......................     648,391           718,852          383,454
                                                  ------------     -------------    ------------


Cash at End of Period............................ $   720,343      $    648,391       $  718,852
                                                  ===========      ============       ==========


The accompanying notes are an integral part of these financial statements.


                                       21

-------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Years Ended December 31, 1994, 1993 and 1992

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The company provides its subscribers with equipment to receive information and communications services. DTN charges a recurring subscription fee and in most instances a one-time service initiation fee. The subscriptions are contracted for an initial period of one year and are generally billed quarterly in advance. Accounts receivable consists primarily of these advance billings. Payments received in advance for subscriptions, additional services and advertising are deferred and recognized as the services are provided to the subscribers. Service initiation fees in excess of the related marketing and set-up costs, excluding sales commissions, are deferred and recognized into income over the initial twelve-month subscription period. Communication services are generally billed monthly in arrears based on the number of messages and the amount of data communicated to subscribers.

Deferred Commission Expense - Commissions which are paid at the time of the initial subscription to sales representatives or to subscribers for successful customer referrals, are deferred and expensed over the initial twelve-month subscription period.

Equipment Used By Subscribers - Equipment used by subscribers to receive the company's electronically transmitted information service is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over a useful life of three to eight years for assets placed in service prior to July 1, 1992, and three to six years for assets placed in service subsequent to July 1, 1992.

Equipment and Leasehold Improvements - Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from two to seven years, or the related lease, which range from five to ten years.

Income Taxes - Income taxes are computed in accordance with the provisions of Statement of Financial Accounting Standard 109, "Accounting for Income Taxes" (SFAS 109). The objective of the statement is to recognize the amount of taxes payable or refundable in the current year and to recognize deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns.

Earnings  Per  Share -  Earnings  per  share is  calculated  on the basis of the
weighted  average   outstanding  common  shares  and,  when  applicable,   those
outstanding options and warrants that are dilutive.

Statement of Cash Flows - For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. During the periods ended December 31, 1994, 1993 and 1992, the company made interest payments of $3,165,000, $1,493,000 and $870,000, respectively. Capital expenditures for subscriber equipment included in accounts payable at year end totalled $1,106,000, $3,455,000 and $1,257,000 at December 31, 1994, 1993 and 1992, respectively. The company paid no federal income taxes during 1994, 1993 or 1992.

Research and Development - Research and development costs are charged to earnings as incurred and approximated $1,493,000, $899,000 and $903,000 for the periods ended December 31, 1994, 1993, and 1992.

2. LONG-TERM DEBT AND LOAN AGREEMENTS

                                                            December 31,
                                                  -----------------------------
                                                        1994             1993
Bank operating line agreement                      $  2,250,000     $ 19,500,000

Term notes, due in monthly installments
 thru October 1998 at 6.75% to 10.0%                 25,291,665        7,625,000

Stock repurchase term notes, due in
 quarterly installments from January
 1994 thru December 1997, 7.5% to 8.14%               1,500,000        2,000,000
                                                   ------------     ------------
                                                     29,041,665       29,125,000
Less current portion                                  9,463,541        3,750,000
                                                   ------------     ------------
Total  Long-Term  Debt                             $ 19,578,124     $ 25,375,000
                                                   ============     ============


The company has a senior loan agreement with a group of six regional banks (the "senior loan agreement"). The senior loan agreement, which expires June 30, 1995 unless extended, provides for a total commitment of up to $46,400,000 in new borrowings. As of December 31, 1994, $25,250,000 of the total commitment had been borrowed, with the remaining $21,150,000 available to the company subject to certain restrictions as discussed below.


Additional borrowings under the senior loan agreement are available to the company, as long as at the time of the advance, no default exists under the senior loan agreement or under the subordinated notes agreement (see Note 3), and total debt outstanding (including term notes outstanding but excluding long-term subordinated debt) does not exceed thirty-six times monthly operating cash flow as defined. As of December 31, 1994 based on current operating cash flow, the company would be able to borrow all of the $21,150,000 remaining commitment available.

Substantially all of the company's assets are pledged as collateral under the senior loan agreement. In addition to the restrictions mentioned above with respect to advances, total debt outstanding (excluding long-term subordinated debt) is limited to forty-eight times monthly operating cash flow or three and one-half times stockholders' equity (defined to include long-term subordinated debt), whichever is less. Additionally, total debt outstanding (including subordinated debt) is limited to sixty times monthly operating cash flow. The company is also required to maintain total stockholders' equity of at least $11,000,000 through December 31, 1994 and at least $11,500,000 thereafter, a ratio of quarterly operating cash flow to interest expense (as defined) of at least 2.0 to 1, and is restricted to paying no cash dividends in excess of 25% of the prior years net operating income after taxes.

Interest on the outstanding borrowings (prior to when the borrowings might be converted to term loans, as discussed below) is at a variable rate, depending on the ratio of the company's total borrowings (excluding long-term subordinated debt) to stockholders equity (including long-term subordinated debt) (the "Ratio"). So long as the Ratio is below 2.0 to 1, interest is at prime. When the Ratio is between 2.0 to 1 and 2.49 to 1, the interest rate is at prime plus 1/4%. When the Ratio is between 2.50 to 1 and 2.99 to 1, the interest rate is at prime plus 3/4%. When the Ratio is at or above 3.0 to 1, the interest rate is at prime plus 1 1/4%. The prime rate is adjusted monthly, with the interest rate adjustment (as defined above) changed quarterly. As of December 31, 1994, the variable rate borrowings outstanding are accruing interest at the prime rate of 8 1/2%.

The company has the option to convert the outstanding borrowings to term loans at any time, payable in forty-eight equal principal installments, plus interest. Interest on the converted term loans is at a variable interest rate of 1/4% over the base rate (as determined in the preceding paragraph) or, at the company's option, may be at a fixed rate of 3/4% over the base rate. As of December 31, 1994, $2,250,000 of the total borrowings outstanding had not been converted to term loans, although it is the company's intent to do so in the first quarter of 1995. The remainder of the borrowings were term loans with interest rates ranging from 6.75% to 10.0%.

The company pays a commitment fee of 1/4% on the unused portion of the total commitment. Additionally, once the Ratio (as described previously) reaches 2.50 to 1, the company will be required to pay a closing fee of 1/2% on all new borrowings made after that point in time.

During 1992, the company entered into a loan agreement to be used solely for the repurchase of the company's outstanding common stock (the "Stock Repurchase" line). The company borrowed $2,000,000 of this Stock Repurchase commitment during 1992.

For the first year after each Stock Repurchase advance, the company pays interest only. After the first year, each advance will be repaid in sixteen equal quarterly principal payments plus interest. Interest will accrue for the first three years of each advance at a fixed rate equal to the quoted Five-Year Treasury Note Rate on the date of the advance, plus 2%. For the last two years interest will accrue at either a floating rate of national prime plus 3/4% or a fixed rate of the then current Five-Year Treasury Note Rate plus 2%. The company has the option of determining which rate will apply. The $2,000,000 borrowed under this Stock Repurchase line, is accruing interest at 7.5% and 8.14%.

The minimum  principal  maturities  of  long-term  debt are as  follows:  1995 -
$9,464,000;  1996 -  $8,292,000;  1997 - $7,010,000;  1998 - $4,229,000;  1999 -
$47,000.

3. SUBORDINATED LONG-TERM NOTES

On June 30, 1994, the company sold to one investor $15,000,000 of its 11.25% subordinated long-term notes in a private placement transaction (the "subordinated debt"). The subordinated debt is subordinated in right of payment to all current and future senior debt. Interest on the subordinated debt is to be paid quarterly, with principal due in five equal annual installments beginning on June 30, 2000.

The company has the option to prepay the subordinated debt on any date after June 30, 1997 at a premium beginning at 7.5% of the principal prepaid, and decreasing by 1.5% per year until June 30, 2002 when no premium is required. There are also provisions for mandatory prepayment upon a change in ownership control (as defined), at a premium beginning at 12.0% of the principal prepaid during the period ended June 30, 1995 and decreasing by 1.5% per year until June 30, 2002 when no premium is required.







The subordinated debt agreement contains a cross-acceleration clause, whereby the subordinated debt will become immediately due and payable upon a payment default on the senior debt outstanding Other subordinated debt financial covenants and restrictions are generally less restrictive than those of the senior loan agreement.

The company also issued a warrant to the investor to purchase 25,000 shares of the company's $.001 par value common stock at $22.17 per share on or before June 30, 2004. In connection with the issuance of the warrant to purchase common stock, the company recorded a $635,000 credit to additional paid in capital and a related debt discount, which represents an estimate of the fair value of the warrant issued. Expenses of the subordinated debt offering have been capitalized as deferred debt issuance costs, and will be amortized, along with the debt discount, over the life of the subordinated debt using a level-yield method.

4. INCOME TAXES

Components of the income tax (benefit) provision are as follows:

                                             1994           1993          1992
                                          ----------      ---------    ---------
Current tax expense (benefit)             $ (18,000)     $  25,000     $   2,000

Deferred tax expense (benefit)             (802,000)       332,000       698,000
                                          ---------      ---------     ---------

                                          $(820,000)     $ 357,000     $ 700,000
                                          =========      =========     =========

The income tax (benefit) provision differs from the (benefit) provision at federal statutory rates for the following reasons:

                                             1994           1993          1992
                                          ----------     ----------    ---------
Tax at federal statutory rate             $(824,000)     $ 347,000     $ 698,000

State taxes                                 (24,000)        10,000         2,000

Other                                         8,000           --            --
                                          ---------      ---------     ---------

                                          $(820,000)     $ 357,000     $ 700,000
                                          =========      =========     =========

The tax effects of the temporary differences and carryforwards are as follows:

                                                     1994               1993
                                                 ------------       -----------
Depreciation                                     $ 2,958,000        $ 2,364,000

Net operating loss carryforwards                  (3,093,000)        (1,543,000)
                                                 -----------        -----------

Net Deferred Liability (Asset)                   $  (135,000)       $   821,000
                                                 ===========        ===========

The unutilized Net Operating Loss (NOL) carryforwards were approximately $8,840,000 at December 31, 1994. NOL carryforwards that have not been utilized will expire in the years 2002 through 2010.

5. CAPITAL STOCK

The company's articles of incorporation provide for the authorization of 1,000,000 shares of $.50 par value per share preferred stock. The preferred stock, none of which has been issued, presently has no voting rights or other features, although the articles of incorporation contain provisions to adopt various features or privileges at the discretion of the Board of Directors.

In September 1992, the company's Board of Directors authorized the repurchase of up to 350,000 shares of the company's outstanding common stock. The purchases are to be made from time to time in the open market or in arranged transactions at such price or prices as company officers may deem advisable. The common stock repurchased may be used to provide shares for the company's existing stock options and warrants outstanding. During 1994 and 1993, the company repurchased 24,000 and 16,000 shares, respectively, of its common stock.

6. COMMON STOCK WARRANTS

In 1986, the company granted warrants to purchase 75,000 shares of common stock at a price of $.40 per share to two employees. Warrants to purchase 30,000 shares were exercised in 1991 and prior. During 1992 the 45,000 warrants then outstanding were exercised.

In conjunction with a private placement offering in July, 1987, the Placement Agent in the offering was granted warrants to purchase 32,500 shares of common stock at a price of $10.80 per share. These warrants were exercisable for a period of five years. During 1992, the 24,000 warrants still outstanding were exercised.

In conjunction with a private placement offering of Subordinated Long-Term Notes in 1988, the company granted warrants to purchase 80,325 shares of common stock at a price of $10.00 per share. These warrants were exercisable through September 30, 1994. During 1992, 7,500 of these warrants were exercised. During 1994, all of these remaining warrants granted were either exercised or expired.

In conjunction with a private placement offering of subordinated Long-Term Notes in June 1994, the company granted warrants, to the single investor, to purchase 25,000 shares of common stock at a price of $22.17 per share. These warrants are exercisable through June 30, 2004.














7. STOCK OPTION PLANS

The company has employee and director stock option plans with aggregate limits of 700,000 shares for the employee plan and 30,000 shares for the non-employee director plan. The exercise price of the stock options is equal to the market value of the company's common stock on the date of grant. The options are exercisable for a period of up to ten years from the date of grant and vest equally over a period of up to four years.

The following table summarizes the stock options as of December 31, 1994, 1993 and 1992:

                                                                   Option Price
                                                   Shares            Per Share
                                                   -------         -------------
Balance at Jan. 1, 1992                            167,217         11.75 - 18.00

Granted                                             69,100         12.00 - 13.20
Exercised                                             --
Cancelled                                          (22,811)        11.75 - 18.00
                                                                   -------------

Balance at Dec. 31, 1992                           213,506         11.75 - 18.00

Granted                                            114,950         13.50 - 15.50
Exercised                                          (11,818)        11.75 - 14.50
Cancelled                                          (24,561)        11.75 - 18.00
                                                                   -------------

Balance at Dec. 31, 1993                           292,077         11.75 - 18.00

Granted                                             91,250         22.00 - 29.15
Exercised                                          (43,142)        11.75 - 18.00
Cancelled                                          (10,790)        12.00 - 26.50
                                                                   -------------

Balance at Dec. 31, 1994                           329,395         11.75 - 29.15
                                                                   =============

Exercisable at Dec. 31, 1994                       158,384         11.75 - 18.00
                                                                   =============

At December 31, 1994, shares of the Company's authorized but unissued common stock were reserved for issuance as follows:

                                                             Shares
                                                            --------
     Employee stock option plan                              333,102
     Non-employee director plan                               11,501
                                                            --------
     Total                                                   344,603
                                                            ========
8. LEASES

The company leases the right to subsidiary channel authorizations from FM radio stations and satellite network transmission capacity to broadcast the company's information service to its subscribers. These leases are accounted for as operating leases and are for varying periods of one to ten years and contain annual renewal options for periods of up to five years.

The company also has various operating leases for office space, warehouse facilities and equipment. These leases expire on various dates through 2000 and generally provide for renewal options at the end of the lease. The company is generally obligated to pay the cost of property taxes, insurance, utilities and maintenance on the leases.

Future minimum lease payments under all non-cancelable operating leases at December 31, 1994 are as follows:

Year Ending December 31,                                 Amount
------------------------                               ----------
            1995                                       $2,370,000
            1996                                        2,074,000
            1997                                        1,819,000
            1998                                        1,205,000
            1999                                          958,000
         2000 and after                                   410,000
                                                       ----------
Total future minimum lease payments                    $8,836,000
                                                       ==========

Total rent expense on all operating leases was $2,369,000, $1,856,000 and $1,497,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

9. BENEFIT PLAN

The company has a defined contribution plan under provisions of Internal Revenue Code Section 401(k). All employees with at least one year of service may participate in the plan. The company matches the employee's contribution up to 4% of the employee's compensation, and may make additional discretionary contributions. During 1994, 1993 and 1992, the company contributed $344,000, $236,000 and $160,000, respectively, to the plan as matching contributions.










                           QUARTERLY DATA (UNAUDITED)


                                                                     Net Income(loss)
                                                                    ------------------    Total
                                    Operating       Pre-Tax                  Per Share     Sub-
                      Revenues     Cash Flow(1)   Income(loss)      Amount      (2)      scribers
---------------------------------------------------------------------------------------------------

Fiscal 1994
 First..........    $10,548,771     $ 3,951,157   $    56,485    $    36,485    $ .01      76,500
 Second.........     11,396,005       3,865,963      (430,472)      (279,472)    (.09)     78,300
 Third..........     11,684,670       3,516,059    (1,295,675)      (842,675)    (.26)     80,200
 Fourth.........     12,480,343       4,417,548      (753,076)      (517,076)    (.16)     82,000
                     ----------       ---------      --------       --------     ----      ------

Year............    $46,109,789     $15,750,727   $(2,422,738)   $(1,602,738)   $(.49)     82,000

Fiscal 1993
 First..........    $ 7,854,927     $ 2,869,597   $   373,650    $   243,650    $ .08      69,600
 Second.........      8,831,765       3,042,683       218,325        137,325      .04      71,300
 Third..........      9,303,324       3,317,575       204,187        128,187      .04      72,700
 Fourth.........     10,002,738       3,709,852       224,669        154,669      .05      74,100
                     ----------       ---------       -------        -------      ---      ------


Year............    $35,992,754     $12,939,707   $ 1,020,831    $   663,831    $  .20    74,100

(1)  Operating income before depreciation expense.

(2) Net income per share for each of the four quarters may not agree to net income per share for the year due to rounding.

                                                  TRADING INFORMATION



                                     Market Price 1994                  Market Price 1993
                         ---------------------------------   ------------------------------------
Quarter Ended             High        Low           Last         High         Low         Last
-------------------------------------------------------------------------------------------------
March 31..........       27 1/2       21            21           14 3/4       13           13 3/4

June 30...........       24 1/2       20            22 1/2       15 1/2       13 1/4       15 1/2

September 30......       22 1/2       18 1/2        18 1/2       20 3/4       15           20 3/4

December 31.......       18 3/4       16 1/8        17           27 1/4       20 1/4       26 1/4

The  company's  Common Stock trades on the Nasdaq Stock Market under the symbol:
DTLN. On December 31, 1994, there were approximately 550 stockholders of record, not including beneficial holders whose shares are held in names other than their own.
                                       26

                              INVESTOR INFORMATION


Corporate Headquarters:                    Form 10-K:
 9110 West Dodge Road, Suite 200              A COPY OF THE COMPANY'S FORM 10-K
 Omaha, NE  68114                             FILED WITH THE SECURITIES AND
 (402) 390-2328                               EXCHANGE COMMISSION IS AVAILABLE
                                              WITHOUT CHARGE UPON WRITTEN
Independent Auditors:                         REQUEST TO:
 Deloitte & Touche LLP
                                              Secretary
Stock Transfer Agent:                         Data Transmission Network Corp.
 First National Bank of Omaha                 9110 West Dodge Road, Suite 200
 Attn: Corporate Trust Services               Omaha, Nebraska 68114
 One First National Center
 Omaha, Nebraska 68102                      DIVIDENDS:
                                              The Company has never paid any
Annual Stockholders Meeting:                  dividends and has no present
 The annual stockholders meeting              intention of so doing.  Payment
 will be held on Wednesday,                   of cash dividends in the future,
 April 26, 1995 at 10:00 A.M.,                if any, will be determined by the
 at the Holiday Inn-Old Mill,                 Board of Directors in light of
 655 N. 108th Avenue, Omaha,                  the company's earnings, financial
 Nebraska.                                    condition and other relevant
                                              considerations.



DIRECTORS AND OFFICERS


Board of Directors:                             Corporate Officers:
--------------------------------------------    --------------------------------
Roger R. Brodersen,                             Roger R. Brodersen,
 Chairman, President and CEO, Data                Chairman, President and
 Transmission Network Corporation                 Chief Executive Officer

 David L. Evans,                                Greg T. Sloma,
  President and CEO, Evanwood Corporation         Executive Vice President and
  (Management Consultant)                         Chief Operating Officer

Robert S. Herman,                               Robert Herman
 Senior Vice President, Data                      Senior Vice President
 Transmission Network Corporation
                                                Roger W. Wallace,
David K. Karnes,                                  Senior Vice President
 President and CEO, The Fairmont Group,
 Inc. (Financial Services and Consulting);      Brian L. Larson,
 Of Counsel, Kutak Rock law firm                  Chief Financial Officer,
                                                  Secretary and Treasurer
J. Michael Parks,
 Former President and COO, First Data           Keith A. Cook,
 Resources, Inc. (Credit Card Processing          Vice President,
 and Financial Services)                          DTNauto Services Manager

Greg T. Sloma,                                  H. Wade German
 Executive Vice President and Chief               Vice President,
 Operating Officer, Data Transmission             Business Research Manager
 Network Corporation
                                                Gordon R. Lundy,
Roger W. Wallace,                                 Vice President,
 Senior Vice President, Data                      DTNergy Services Manager
 Transmission Network Corporation
                                                James J. Marquiss,
                                                  Vice President,
                                                  DTN Ag Services Manager

                                                James G. Payne
                                                  Vice President, Administrative
                                                  Operations and Services
                                                  Support Manager

                                                Charles R. Wood,
                                                  Vice President, DTN
                                                  Financial Services Manager


                                     NOTES


















































                                       28

                               MISSION STATEMENT

     Led by customers and their suggestions and demands, Data Transmission Network Corporation has engineered growth and evolution from what we were--the first low-cost, electronically delivered agricultural commodities information service--to what we are today--a full-service communication technology system delivering many varieties of that most valuable of all commodities, information.

     We are committed to providing the best information and analysis available, as quickly as possible, at an affordable cost to our customers. Of the many things that are critical to successfully meeting those commitments, the three most important are customer service, customer service, and customer service!

     As fellow shareholders of the company, DTN employees have as their number one goal the long-term enhancement of the value of our company.




































                     Data Transmission Network Corporation
                        9110 West Dodge Road, Suite 200
                                Omaha, NE 68114