Form 10-K, Exhibit 13
period 1995-12-31
DATA TRANSMISSION NETWORK CORP
filed 1996-03-29
CIK 790498

Data Transmission Network Corporation (DTN), an electronic information and communication services company headquartered in Omaha, NE, is a leader in the electronic satellite delivery of time-sensitive information (NEWS...NOT HISTORY). DTN is committed to providing our customers with the best information and analysis available, as quickly as possible, at an affordable cost. DTNs services are tailored to meet our subscribers needs and are valuable tools in managing business and personal affairs.

        The company began operations in 1984, went public in January, 1987, and has continued to evolve into a full-service information provider and communication network. DTN distributes information via FM radio side-band channels, small dish Ku-band satellite, TV cable (VBI-vertical blanking interval), FAX, E-Mail and the Internet. Most subscribers utilize a DTN receiver that captures information around the clock and converts it into text, graphics and audio available at the subscribers convenience.

        Prior to 1992, DTN supported only a monochrome receiver system with the capability to receive and display information. In 1992, the company introduced the Advanced Communications EngineSM (ACE) receiver that expanded the information and communications services provided by the company. This receiver has multiple processors that capture, manipulate and display high resolution color video pictures, graphics and text. In addition, these processors provide the ability to play audio clips and to utilize a phone modem. The ACE receiver is equipped with an internal hard drive that allows processed information to be stored, archived and then displayed by using the built-in control panel, a keyboard or a mouse at the subscribers convenience.

        DTNs services reach 95,900 subscribers in the U.S. and Canada. The company has services for the agriculture, automotive, energy, farm implement, financial, mortgage, produce and weather related industries. The services include DTN AgDaily, targeted for agribusinesses; DTN Pro SeriesSM, an advanced information service for agribusinesses; DTNstant/ Knight-Ridder, a real-time agriculture ticker service; DTNironSM for the farm implement dealer; DTN PROduceSM for the produce industry; DTN Weather CenterSM, for the golf, aviation and construction industries; DTN Wall Street for the financial industry; DTN SPECTRUMSM, an enhanced version of DTN Wall Street on the ACE technology; DTN FirstRateSM for the mortgage industry; DTN GovRateSM for U.S. government securities; DTNergy for the petroleum and natural gas industries; DTNautoSM linking auto auctions and auto dealers; and joint ventures in the electrical equipment and trucking industries.

--------------------------------------------------------------------------------
                               TABLE OF CONTENTS
--------------------------------------------------------------------------------
Financial Highlights ......................................................    2

Five Years in Review ......................................................    2

Letter to Stockholders ....................................................    4

Business Review ...........................................................    6

Selected Financial Data ...................................................   16

Management's Discussion and Analysis ......................................   17

Management's Responsibilities .............................................   21

Independent Auditor's Report ..............................................   21

Financial Statements ......................................................   22

Notes to Financial Statements .............................................   26

Quarterly Data ............................................................   31

Trading Information .......................................................   31

Investor Information ......................................................   32

Directors and Officers ....................................................   32

Mission Statement .........................................................   33

---------------------------------------------------------------------------------------------------
                                          FINANCIAL HIGHLIGHTS
---------------------------------------------------------------------------------------------------

                                                         1995             1994             % Change
For the Year:
                                                    ------------     ------------          ----------
        Revenues ................................   $ 62,287,989     $ 46,109,789              35 %
        Operating cash flow(1) ..................     23,154,402       15,750,727              47 %
        Income (loss) before income taxes .......       (397,076)      (2,422,738)             --
        Net income (loss) .......................       (283,076)      (1,602,738)             --
        Net income (loss) per share .............   $       (.09)    $       (.49)             --


At Year End:
        Total assets ............................   $ 92,672,050     $ 71,459,356              30 %
        Long-term debt and subordinated notes ...     47,020,527       33,982,814              38 %
        Stockholders equity .....................     12,876,965       12,706,978               1 %
        Book value per share ....................   $       3.88     $       3.86               1 %



Key Indicators:
        Total subscribers at year-end ...........         95,900           82,000              17 %
        Subscriber retention rate ...............          91.0%           89.8 %               1 %
        Net development costs(2) ................   $  3,733,530     $  4,334,950             (14)%
        Operating cash flow from core services(3)   $ 26,749,974     $ 20,035,025              34 %

As a percent of revenue:
        Operating cash flow(1) ..................          37.2 %          34.2 %
        Operating cash flow from core services(3)          44.4 %          43.8 %
        Depreciation and amortization ...........          30.2 %          32.7 %
        Interest ................................           7.7 %           6.8 %
        Net income (loss) before income taxes ...           (.6)%          (5.3)%

     (1)  Operating income before depreciation and amortization expense.


     (2) Net Development Costs are defined as the sum of 1) market research activities, 2) hardware and software engineering, research and development and 3) the negative operating cash flow (prior to corporate allocations plus interest) of new services.

     (3) Core services are services no longer in the initial development process. Operating cash flow from core services as a percent of revenue is calculated on core services revenue.

--------------------------------------------------------------------------------
                              FIVE YEARS IN REVIEW
--------------------------------------------------------------------------------

GRAPHS IN TABULAR FORM:


                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
Revenues ($ millions)         21.5      26.8      36.0      46.1      62.3


                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
Operating Cash Flow
     ($ millions)              8.2       9.9      12.9      15.8      23.2



                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
Operating Cash Flow
     (% of revenue)           38%       37%       36%       34%       37%

--------------------------------------------------------------------------------
                              FIVE YEARS IN REVIEW
--------------------------------------------------------------------------------

GRAPHS IN TABULAR FORM:


                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
Subscribers at Year End
     (thousands)              63.3      67.6      74.1      82.0      95.9




                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
Subscriber Retention Rate
     (percent)                90.0      88.2      88.8      89.8      91.0



                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
Net Development Costs
     ($ millions)              0.4       1.1       2.7       4.3       3.7



                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
Primary Services at Year End   3         3         6         10        14



                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
Annual Revenue per
  Subscriber ($ based
  on average subscribers)     371       409       507       591       700



                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
Annual Operating Cash Flow
  per Subscriber ($ based
  on average subscribers)     141       151       183       202       260

--------------------------------------------------------------------------------
                             LETTER TO STOCKHOLDERS
--------------------------------------------------------------------------------
         Today is February 24th, 1996, it is Saturday and it is a beautiful day in Omaha, Nebraska (clear and about 70 degrees). A particularly inviting break in a very cold winter. So, if this communication becomes abbreviated you will know that temptation bested me.

         Your company experienced significant growth in 1995 and the following highlights speak for themselves.

         -     Revenues rose 35% to $62,288,000.

         - Operating cash flow (operating income before depreciation and amortization expense) grew 47% to $23,154,000.

         - Operating cash flow before expenses and revenue associated with new services was 44.4% of revenue for 1995 vs. 43.8% for 1994.

         -     Total subscribers increased 17% to 95,900.

         - Subscriber retention improved to 91.0% in 1995 vs. 89.8% in 1994 and 88.8% in 1993.

        One of the most important components of the above financial highlights is an increase in our per subscriber, per month subscription revenue. Average per subscriber, per month revenue has increased from $30.39 in 1993 to $36.14 for 1994 and $43.60 for 1995. The most influential factor in these incremental increases is that the average per subscriber, per month subscription revenue for new sales continues to increase. For 1995, this number was over $61.00. We strive to solve more complex information needs for the industries we serve and as such we are able to charge a little more.

         During 1995, the company introduced four new information services: DTN Weather Center, DTN Spectrum, DTN GovRate and DAT Transportation Terminal. (See Business Review section pages 8 thru 15 for service descriptions). The following is a chronological list of all current DTN services.

           Year/Month         Service
           ------------       ----------------------
           1984               Dataline/DTN  AgDaily
           1989               DTN Wall Street
           1991               DTNergy
           1993               DTNstant
           1993               DTNauto
           1993               DTNiron
           1994/January       TracElectric
           1994/May           DTN  First  Rate
           1994/June          DTN  Pro  Series
           1994/October       DTN PROduce
           1995/April         DTN Weather Center
           1995/November      DTN Spectrum
           1995/November      DTN GovRate
           1995/December      DAT Transportation Terminal

                                       4

         Our growth in new services offered is a result of our commitment to new product research and development.

         Consistent with our strategy to invest in the future, the company acquired 2,900 Knight Ridder Commodity News Service subscribers from Knight Ridder Financial. All 2,900 subscribers use instant (vs. delayed) futures and options quotes, and, coupled with our DTNstant subscribers make us the largest supplier of instant futures and options quotes to the agricultural segment

         Our growth in services offered influenced us to increase resources allocated to our distribution capabilities. As such, during 1995, we nearly doubled our field sales force, our telemarketing sales force, and our corresponding support staff. Growth in our distribution capability will continue to be a high priority in 1996.

         As is described in greater detail in the following Business Review section, your company uses a variety of technologies to deliver our information services. Our primary technologies include: FM radio side-band channels, KU-band satellite and TV cable (VBI-vertical blanking interval). Lessor used technologies by DTN are FAX and E-mail, and like virtually all the rest of planet Earth we are experimenting with use of the Internet. For 1995, all communication cost associated with the delivery of our information divided by our total subscriber days equal $.06 per subscriber per day.

         The math demonstrates the economics of broadcast technology for sending rapidly changing point to multi point information. When, or if, another medium/carrier/technology can deliver as much information, as timely and economically, 24 hours per day we will use it.

         Busy people are increasingly seeking comprehensive sources of timely, affordable, relevant information. We feel we are in the catbirds seat to play a major role in fulfilling this demand.

         Henry Ford is credited with saying enthusiasm is at the bottom of all progress. If such is the case, we are about to experience considerable progress. My hats off to our customers, employees, stockholders, financiers and suppliers for their loyalty, confidence and support.

                                             Very sincerely yours,

                                             /s/ Roger Brodersen
                                             ------------------------
                                             Chairman and CEO

--------------------------------------------------------------------------------
                                BUSINESS REVIEW
--------------------------------------------------------------------------------

         Data Transmission Network Corporation (DTN) began operations in April, 1984. The company is in the business of providing information and communication services. During 1995, four new services were released: DTN Weather Center, DTN SPECTRUM, DTN GovRate and a joint venture DAT (Dial-a-Truck) Transportation Terminal. DTNs services reach 95,900 subscribers in the U.S. and Canada. All of these services are discussed in this report.

         The companys subscription services are targeted at niche business markets and designed to be timely (NEWS...NOT HISTORY), simple to use, and convenient. The companys information distribution technology provides an efficient means of sending data and information from point to multi-point.

         The development of a cost-effective electronic satellite delivery system, plus a total commitment to customer service and information quality, has enabled the company to become a major player in the communication industry. The company continues to make a large investment to develop and enhance its information distribution technology. This investment has allowed the company to take advantage of many engineering and software advancements in an exciting and growing industry.

INFORMATION DISTRIBUTION TECHNOLOGY

         The  company  is  committed  to  research  and to  develop  information distribution technologies to cost effectively deliver the timely information (NEWS...NOT HISTORY) that the companys subscribers demand. DTN supports several information distribution technologies allowing the distribution (transmission) and receiving (capture, manipulation and display) of information. These technologies include, FM radio side-band channels (FM), small dish Ku-band satellite (Ku), FAX, E-Mail, TV cable (VBI) (VBI-vertical blanking interval) and the Internet.

         The first technology used by the company was FM. The Ku technology was added in 1989, providing the ability to reach customers outside the geographic territory of the signal of the FM stations. FAX, TV cable (VBI), E-Mail and the Internet have since been added to further expand our distribution network.

         The company provides all of the equipment necessary for subscribers to receive their service based on FM, Ku, TV cable (VBI) and E-Mail technologies. This equipment includes a receiver, specifically built for the company, a video monitor, an FM antenna or a small 30 Ku-band satellite dish. A keyboard, mouse and printer may be provided depending on the service. DTN is responsible for the normal maintenance and repair of the subscriber equipment.

         Prior to 1992, the company utilized a page-based receiver and monochrome system. The monochrome system translates the companys data stream into text and has the capability, depending on capacity, to receive and display from 126 to 246 different pages of information. The monochrome receiver has the capability to download information to a printer or computer.

         In 1992, the company introduced the Advanced  Communications  Engine SM
(ACE) receiver, a color graphics receiver system, that expanded the ability to provide information and communications services. This receiver has multiple processors that capture, manipulate and display high resolution color pictures, graphics and text. A separate processor provides the ability to play audio clips such as weather forecasts, voice advertisements or audio alarms used when a futures contract reaches a pre-set price. In addition, this processor may send and retrieve information by using an internal modem.

         The receiver has the ability to download information to a printer or computer. This receiver is equipped with an internal hard drive that allows processed information to be stored, archived (versus frequent rebroadcasting) and then displayed using the receivers built-in control panel, a keyboard or a mouse at the subscribers convenience.

         One of the unique aspects of the companys information distribution technology is the computer software developed by the company specifically for use with the DTN receivers. This software manages information from a wide array of input sources, runs routines, sets priorities and then initiates transmissions to the satellite. The software provides the capability to individually address each receiver unit placed with a subscriber, permitting the company to transmit specific information to a specific subscriber(s).

         The company leases FM radio side-band channels, satellite channels and TV cable (VBI) to deliver the information to the companys receivers used by its subscribers. All information is up-linked from Omaha to satellite (except FAX and other telephone delivery technology) and down-linked from the satellite to the subscriber based on the distribution technology.

         The FM monochrome subscribers receive their information using an FM antenna that receives the information via the side-band signal transmitted from the radio stations. On December 31, 1995, 19,000 subscribers were receiving the companies services via FM distribution technology. The Ku subscribers utilize a 30 satellite dish, a direct down-link, to receive their information. On December 31, 1995, 74,400 subscribers were receiving the companies services via Ku distribution technology.

         Early in 1994, the company began using a new TV cable distribution technology involving vertical blanking intervals (VBI). The company has contracted with a major cable TV superstation to transmit information along with the stations TV signal. This technology eliminates the need for an FM antenna or satellite dish and is available to businesses or residences that are wired for cable TV and receive the superstations service. On December 31, 1995, 2,500 subscribers were receiving the companies services by VBI distribution technology.

         The company has approximately 8,000 FAX customers receiving information using FAX technology. The E-Mail business is primarily a subscriber (an E-Mail source) communicating specific messages to a group of subscribers. Currently, there are over 200 E-Mail sources delivering over 1,000 pages of information to subscribers. The company began to deliver services on the Internet in 1995 and plans to continue researching this information distribution technology.

SERVICES OFFERED

         The companys revenue is derived mainly from five categories: (1) monthly, quarterly or annual subscriptions, (2) optional service subscriptions,
(3) communication services, (4) advertising and (5) service initiation fees.

         The percentage of total revenue for each category over the last three fiscal years was:

                                   1995      1994      1993
                                   ----      ----      ----
Subscriptions                       74%       73%       72%
Optional services                    6%        8%        7%
Communication services              11%       10%        9%
Advertising                          3%        5%        7%
Service Initiation Fees              6%        4%        5%


         The subscription revenue is monthly, quarterly or annual subscription fees for one of the companys services. A more detailed review of each service is found later in this report.

         Optional services are offered to subscribers on an a la carte basis, similar to premium channels on cable TV. The information for these services is primarily provided by a third party with DTN receiving a share of the subscription revenue paid by the subscriber. Optional services revenue continues to grow but has decreased as a percentage of total revenue primarily due to the growth in subscriptions revenue.

         The company sells communication services that allow companies to cost-effectively communicate a large amount of time-sensitive information
                                       7

(NEWS...NOT HISTORY) to their customers or field offices. This category includes revenue generated from FAX and E-Mail services.

         The company sells advertising space interspersed among the pages of news and information, similar to a newspaper or magazine. The advantage of an electronic advertisement over typical print media is the time-sensitive (NEWS...NOT HISTORY) delivery of the ad, as well as the ability to change the advertising message quickly and as frequent as market conditions dictate. Advertising revenue continues to grow but has decreased as a percentage of total revenue primarily due to the growth in subscriptions revenue.

         Service initiation fees are one-time charges to new subscribers depending on the service and the information distribution technology. DTN also charges an initiation fee for those subscribers who convert to another service (ie: from a monochrome FM to a Ku color service)

DTN AGRICULTURAL SERVICES

        The   DTN   Agricultural   related   services   include   DTN   AgDaily,
DTNstant/Knight-Ridder, DTNironSM, DTN Pro Series, DTN PROduceSM and DTN Weather CenterSM.


GRAPH IN TABULAR FORM:

                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
DTN Ag Services Revenue
     ($ million)              18.8      20.6      27.0      33.7      45.0


DTN AGDAILY SERVICE

SERVICE REVIEW
         The companys first service, DTN AgDaily, is an agricultural market information and quotes service. Monochrome (FM and Ku) DTN AgDaily subscribers receive delayed commodity futures and options quotes; local cash grain and livestock prices; selected regional and world weather updates; and a variety of daily analysis, commentary and news that affects grain and livestock prices.

        The DTN AgDaily color Ku graphics system includes an advanced weather segment with national and regional radar maps (updated every 15 minutes), satellite cloud cover maps, precipitation and temperature maps and much more. The subscriber can custom design high resolution charts and/or select from a library that holds over 1,000 charts. Subscribers can custom program the futures quotes pages to display only the quotes they desire. The service also includes information segments for specific crop and livestock enterprises.

         Subscribers can select from more than 100 different optional services. The majority of these services have information provided by third parties and range from more advanced weather information to advisory services for specific commodities.

         Approximately 80% of the services subscribers are farmers or livestock producers with the balance consisting primarily of grain elevators, agribusinesses, and financial institutions. DTN AgDaily subscribers farm one quarter of the nations total cropland and market 50% of the nations cattle and hogs. This service has approximately 70% of the market for satellite-delivered agricultural news and information services. Subscribers can be found all across the U.S and Canada.

         The biggest competitors to this service are considered to be the combination of printed advisory services, radio, television, telephone, other satellite information services, on-line services and the changing of old information gathering habits. The company believes it provides a superior service compared to the services available by its leading competitors.

        New subscriptions are primarily sold by a sales force of employee district sales representatives as well as by independent, commission-only sales representatives. The company obtains leads for the sales force through telemarketing, direct mail, print media advertising and customer referrals. The price of the monochrome FM service is $25.99 per month, $32.99 per month for monochrome Ku service and $45.99 per month for color Ku service. The company offers a discount to subscribers who pre-pay their subscriptions annually.

1995 HIGHLIGHTS
         DTN AgDaily remains the companys largest service and its 1995 performance met managements expectations. Twenty percent operating revenue growth (total revenue less service initiation fees) and over six percent net subscriber growth demonstrated acceptance of higher-priced services and increased subscriptions to optional services. Subscribers continue to convert to the color system and represent 60% of the services total subscribers compared to 50% in 1994.

         The company doubled the number of the district sales representatives, positioning the company to cover more territory within the U.S. and Canada. The
                                       8
number of subscribers in Canada increased 61% in 1995 compared to 1994. Management will continually analyze the markets in the U.S. and Canada to determine the optimum district sales representatives necessary to cost-effectively maximize sales.

         DTN AgDaily introduced a number of enhancements to the service during 1995. The service began offering crop liability insurance and livestock profitability calculators by using the inter-activity feature that allows a subscriber to search a comprehensive database. This feature also allowed subscribers to search a comprehensive seed catalog. Weather information advancements increased the sensitivity of radar maps, increased the number of weather reporting stations and added new maps for 30 and 90 day forecasts.

         In 1995, the ag related services sold over $1.9 million in advertising space. The companies purchasing advertising are considered major players in the agriculture, ag chemicals, seeds, equipment and finance businesses. The color system capabilities, such as inter-activity and animation, continue to entice new advertisers. Advertising research in 1995 confirmed that the company has become a major player in the farm media field.

         DTN AgDaily management believes the trend toward consolidation into larger farms is expanding the market for agricultural information services. This expansion should provide steady growth for DTN AgDaily as well the other agricultural related services; DTN Pro Series, DTNstant/Knight-Ridder, DTNiron, DTN PROduce, and DTN Weather Center.


DTNSTANT/KNIGHT-RIDDER SERVICE

SERVICE REVIEW
         DTNstant/Knight-Ridder(formerly DTNstant) is a color service that provides a selection of real-time futures and options quotes from the major commodity exchanges. The service also provides headline commodity news, market leading cash information, in-depth charting capabilities plus all the information available on the DTN AgDaily color service. The primary subscribers are commercial grain companies and elevators, feedlots, commodity brokers and commodity speculators. Due to the character of this industry, the company provides on-site service and installation by professional service technicians.

         DTNstant/Knight-Ridder operates in a very competitive market with numerous national and regional providers of instant commodity quotes. This service is the leader in the satellite delivery of instant futures and options quotes. New subscriptions are primarily sold by the district sales force which is supported by telemarketing and direct mail campaigns. This service is available only by color Ku-band satellite transmission and is priced at $160.00 a month.

1995 HIGHLIGHTS
         In July of 1995, the acquisition of 2,900 subscribers from Knight-Ridder Commodity Center made the DTNstant/Knight-Ridder service the leader in the instant commodity information industry. This acquisition more than doubled the subscriber base with revenue increasing 84% in 1995 compared to 1994. The transition of the acquired subscribers to the DTN ACE receiver is moving forward as planned.

         As a result of the Knight-Ridder acquisition, subscribers have seen several notable enhancements to the service. The addition of the Associated Press, Futures World News, Knight-Ridder and DTN news services are among these enhancements. This service also provides information for the energy, metals, softs (ie: orange juice, coffee, cocoa), transportation and lumber industries. There are no other services in the industry offering a more comprehensive news and information source.

DTNIRON SERVICE

SERVICE REVIEW
        DTNiron is a color service providing a cost-effective communication resource for the farm implement industry. DTNiron is an equipment locator and inventory management service providing a communication tool for the farm implement dealers throughout the U.S and Canada. The service allows dealers of all makes of farm implement equipment to work together to manage their inventory resulting in increased sales and profitability. This service provides valuable information on the national outlook for farm equipment sales.
                                       9

         DTNiron provides detailed listings of farm implement equipment for sale by dealers as well as equipment needed by other dealers. Subscribers receive industry news, financial information, economic indicators and information from the DTN AgDaily color service. This service is only available by color Ku-band satellite transmission and costs $94.50 a month.

1995 HIGHLIGHTS
         The subscriber growth for 1995 was a 44% increase over 1994. Total implement and equipment listings on the service reached a record high of 11,000 at year end, and averaged 2,500-3,500 new listings each month. A listing stays on the system for a minimum of 30 days, renewable at the dealers request.

         The DTNiron service opened its listings to construction equipment, trucks, trailers and other equipment that is found in the agriculture industry. The service also started providing listings for implement and equipment parts, especially hard to find parts. In addition, the service regionalized the listings and started hourly updates to keep the information as current as possible. All of these new features have been well received.

DTN PRO SERIES SERVICE

SERVICE REVIEW
         The DTN Pro Series services are an advanced information source designed for agricultural subscribers who require more extensive information that can be customized for their specific needs and operations. The Pro Series includes five services: Weather Pro, News Pro, Chart Pro, Intraday Pro and Stock Pro.

         Weather Pro is the meteorological connection to the most complete array of current weather, forecast and satellite radar information. This service allows the subscriber to choose from over 70 new weather maps including detailed regional, state and zone forecasts. The Weather Pro service gives the subscriber 32 programmable pages to create their own unique weather information chapter.

         News Pro is the broadcast connection to the most timely (NEWS...NOT HISTORY) business, sports, entertainment, financial, and general news of the day. The service also provides an audio summary of the days agricultural news. News Pro subscribers receive AP Online, a service of the Associated Press, as a news source.

         Chart Pro is the graphic connection bringing a variety of information to the screen in an organized format to allow the subscriber to analyze trends, patterns and cycles. This service includes 40 pages for programmable charts allowing the subscriber to create an extensive chart book.

         Intraday Pro is the trading connection to the first low-cost system with the ability to chart market sessions minute-by-minute during the trading day. This service allows the subscriber to choose the time intervals they desire to chart and keep them abreast of the markets.

         Stock Pro is the market connection providing access to prices for over 50,000 issues of stocks, bonds and funds. This service includes stock quotes using either the quick quote feature or the programmable quotes pages. Additional features are the personal library used to store news and information and the high interest windows that allows the subscriber to constantly monitor up to six futures, options, stock or bond quotes.

         The individual Pro Series services are bundled with DTN Ag Daily. Each individual Pro Series service is $58.99 per month except the Stock Pro which is $66.00 a month. DTN Premier is the package of Weather Pro, News Pro, Chart Pro and Intraday Pro, priced at $73.99 per month. DTN Premier Plus is the package DTN Premier and Stock Pro, priced at $78.00 a month. This service is only available by color Ku-band satellite transmission.

1995 HIGHLIGHTS
         The DTN Pro Series had a very successful 1995. The number of Pro Series subscribers more than doubled during the year due to excellent sales combined with upgrades from lower priced services, primarily color DTN AgDaily. The Stock Pro service was released late in the year, therefore, it is too soon to measure customer acceptance.
                                       10

         Our research shows that customer satisfaction for the Pro Series is very favorable. This research is confirmed by the fact that our subscriber retention rate for these services is very high.

DTN PRODUCE SERVICE

SERVICE REVIEW
         DTN PROduce is the authority in providing the produce industry with the most timely weather, prices, transportation and news information available. There are four major components to the DTN PROduce service. First is weather information, providing the single most important piece of information for anyone in the produce business. Second is pricing information, providing immediate updates upon release formatted by commodity, growing area and terminal market. Third is transportation information, providing freight rates and daily truck availability by the major growing areas. Finally, the service provides comprehensive industry specific and general news.

         The market for the service is the entire produce food chain of growers, shippers, packers, brokers, retailers and institutions. This service is only available via color Ku-band satellite and is priced at $84.50 per month.

1995 HIGHLIGHTS
         DTN PROduce has incurred better than expected acceptance relative to sales and marketing resources devoted to this service. This service has attracted a high percentage of the major players in this industry, yielding a very impressive subscriber list.

         DTN PROduce developed a price discovery network, the DTNdex, that has been accepted as an industry standard. Competition in this industry is still focused on older technology, such as FAX machines.

DTN WEATHER CENTER (NEW SERVICE)

SERVICE REVIEW
         DTN Weather Center was unveiled at the corporations annual meeting held in April 1995. This service combines many of DTNs most popular weather features with several new features that allow the service to be marketed to a variety of industries, such as golf course management, construction, emergency management, aviation and public works. This service can be sold to virtually any industry where timely (NEWS...NOT HISTORY), accurate, accessible weather information would cause a decision to be made concerning the deployment of manpower.

         DTN Weather Center provides 80 weather maps, 20 regional radar maps and four satellite maps. The service provides short-range (24-48 hours) forecasts, long-range (3-10 day) outlooks, and five-day city forecasts in three hour intervals for 223 different cities in the U.S. and Canada. DTN Weather Center features the new Insta-Rad radar maps that allow the company to send this information within five minutes to the subscriber.

         This service is available only via color Ku-band satellite transmission and is priced at $68.00 per month.

1995 HIGHLIGHTS
         DTN Weather Center exceeded the sales goals for 1995. The progress in 1995 suggests that this could be a very successful service and led to the decision to double the size of the sales and marketing staff for this service, including the addition of sales coordinators for the turf and construction industries.

         DTN Weather Center has been well received by the aviation industry. These subscribers account for more than 25% of the services total subscribers. Government (public works, transportation and emergency management) offices are showing interest in this service and now rank second on the list of total subscribers to the service. A contract in the fourth quarter of 1995 placed over 100 units with the Iowa Department of Transportation.

OPTIONAL SERVICES

SERVICE REVIEW
         Optional Services include advisory, educational and other informational services offered to DTN subscribers on an a la carte basis. Additional Services are marketed by advertising on DTN services, direct mail, invoice stuffers and free trials. An Additional Service is featured on a regular basis providing all subscribers a three-day free trial. Subscribers can request and receive a two-week free trial of any Additional Service.

         New Additional Services are developed and added to meet customer requests for information. Additional Services range in price from $6 to $300 per quarter depending on the service.

1995 HIGHLIGHTS
         The total number of additional services grew to over 100 compared to 80 in 1994. Subscription sales, revenue and the number of services offered all increased to make 1995 a positive year compared to 1994.

DTN FINANCIAL SERVICES

         DTN Financial Services has grown from a single service in 1989, DTN Wall Street, to four services, DTN Wall Street, DTN SPECTRUMSM, DTN FirstRateSM and DTN GovRateSM. DTN Financial Services also includes a variety of optional advisory and fundamental market information services.

GRAPH IN TABULAR FORM:


                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
DTN Financial Services
  Revenue ($ million)          1.9       3.3       4.1       5.1       6.1


         The financial services compounded revenue growth for the past five years was a very bullish 41%. The financial services objective is to provide a comprehensive in-depth service at an affordable cost to the subscriber. This objective will remain very important due to the highly competitive nature of this business. The a la carte optional services are offered to the subscriber to give them an even larger variety of information. The contents of all DTN Financial Services are broader in scope and cost less per month than the services offered by competitors. This combination allows the services to maintain a competitive advantage.

1995 HIGHLIGHTS
         In November 1995, DTN Financial Services released the service DTN Spectrum, an extensive enhanced version of DTN Wall Street utilizing the ACE technology. This service was in development for three years to ensure that it was as comprehensive as subscribers have come to demand and at an affordable price. This service has been well received by the market during it brief time since release.

         DTN Financial Services expanded sales and marketing operations by opening an office in Salt Lake City, Utah. This expansion accompanied the establishment of a new business relationship with Zions First National Bank to offer executable U.S. government security quotes through a new service, DTN GovRate.

DTN WALL STREET SERVICE

SERVICE REVIEW
         DTN Wall Street provides exchange delayed quotes on stocks, bonds, mutual and money market funds, futures, interest rates, currencies and real-time index quotes. This service also provides in-depth economic, financial and business news and other time-sensitive (NEWS...NOT HISTORY) financial market information such as company-specific news and earnings. The service allows subscribers to custom program the system to track their selection of financial quotes.

         The subscribers to DTN Wall Street have a variety of optional services from which to choose providing stock selection and timing advice, U.S. Treasury, Agency, mortgage-backed securities quotes and other financial related services.

         The majority of subscribers are individual investors, independent brokers, financial advisors and financial institutions. The primary competition for DTN Wall Street are satellite, TV cable (VBI) and dial-up quote services. New subscribers to this service are obtained through direct response marketing, primarily print media, television advertising and telemarketing.

         This service is available by monochrome  Ku-band satellite and TV cable
(VBI) and is priced at $41.95 per month.
                                       12

1995 HIGHLIGHTS
         During 1995, an effort was made to increase the subscriber retention rate through improved content and customer service resulting in an 11 % decline in the cancellation rate of the DTN Wall Street service. The content and customer service will continue to be a focus area in 1996.

         Total revenues for DTN Wall Street service grew nearly 20% in 1995 compared to 1994. Optional services revenue increased 18% in 1995 compared to 1994.

         In May, 1995, DTN Wall Street became available on the Internet. This information distribution technology will allow millions of on-line users access to 15 independent information segments priced from $12.00 to $40.00 per month. The company continues to research the Internet for additional applications.

DTN SPECTRUM  (New Service)

SERVICE REVIEW
         DTN SPECTRUM was an important focus of the new service development team at DTN during 1995. This service was released during November, 1995, and is an enhanced version of DTN Wall Street utilizing the ACE technology. The service provides many additional features and functions that appeal to a wider market. This service provides advanced quote selection and custom programming along with alarms and charting capability. The service will continue to be enhanced during 1996.

         This service was well received in the short time it was available during 1995. All indications are that subscription sales will be strong in 1996.

         An extension of DTN SPECTRUM is the DTN SPECTRUM R-T service. This marks the entry by the DTN Financial Services into the real-time quotes market. The service will provide a mix of exchange-delayed quotes along with the subscribers choice of real-time commodities and futures quotes. This service is expected to be well received by the market in 1996.

         The DTN SPECTRUM and DTN SPECTRUM R-T services are only available by color Ku-band satellite and are priced at $68.00 and $118.00 per month, respectively. These services will become available by TV cable (VBI) during 1996.

DTN FIRSTRATE SERVICE

SERVICE REVIEW
         DTN FirstRate is a service for the mortgage industry providing wholesale price information in an easy-to-use standard format and intraday interest rate information to indicate the direction of wholesale prices. This service also provides subscribers with business, economic and financial news, analysis, and commentary including leading economic indicators, employment rates and government economic reports and trend analysis.

         Sales for DTN FirstRate are slow. Company research suggests we should expect modest success with this service; however, the company is continuing the search for more cost effective sales and marketing programs.

         This service is available by monochrome  Ku-band  satellite or TV cable
(VBI) and is priced at $111.95 per month.

DTN GOVRATE  (NEW SERVICE)

SERVICE REVIEW
         DTN GovRate provides executable U.S. government security quotes from Zions First National Bank. The real-time prices are provided from a primary dealer, the former Discount Corporation of New York (DCNY), now operating as a division of Zions First National Bank.

         The company views this service as an important development for financial institutions. The service will provide the ability for more than just large, money-center banks and institutions to have access to competitive pricing of U.S. government securities.

         DTN GovRate will open opportunities for smaller to mid-sized banks, public and corporate treasurers, and independent brokerage firms to participate in the trading of U.S. government securities. Zions First National Bank will facilitate this by offering odd lot trading and repurchase agreements.

         This service is available by monochrome  Ku-band  satellite or TV cable
(VBI) transmission for $34.95 per month. The service is also currently available on color Ku-band satellite for $68.00 per month.

DTN ENERGY SERVICES


GRAPH IN TABULAR FORM:

                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
DTN Energy Services
  Revenue ($ million)          0.8       2.9       4.9       7.2      10.0

The energy related services include DTNergy for the refined fuels and natural gas industries.

DTNERGY SERVICE

SERVICE REVIEW
        DTNergy is a service providing pricing information and communications services for the petroleum industry. This service consists of several pages of delayed energy futures and options quotes plus selected news and financial information. DTNergy is designed to connect refiners (producers of refined fuels) to wholesalers (distributor of refined fuels). The refiner sends refined fuel prices to wholesalers they have authorized to receive this information. The refiner also has the capability to send terminal alerts, electronic funds transfer notifications, invoices, and other communications to the wholesaler. DTNergy subscribers can select from a variety of optional services to give them even more prices or news related to the petroleum industry.

         The strength of the DTNergy service is the ability to deliver, within seconds, accurate refiner terminal prices and other vital communications to the wholesalers. This service is more reliable, timely and less expensive than the competition, which utilize telephone delivered printer-only systems and FAX services.

         DTNergy generates revenue from two primary sources, the wholesaler and the refiner. The wholesaler pays a monthly subscription fee of $36.00 for the monochrome Ku-band satellite service. The refiner pays fees based upon the number and length of communications sent to wholesalers.

         DTNergy developed a service for the natural gas industry. Subscribers receive natural gas flow data, instant or delayed NYMEX energy options and futures quotes, weather and industry specific information. This service is marketed to natural gas producers, distributors and large consumers. The service is only available by color Ku-band satellite and is priced at $129 a month for 30-minute delayed quotes and $160 a month for real-time quotes.

1995 HIGHLIGHTS
         The DTNergy services had another very good year in 1995. This service reaches an estimated 90% of the major U.S. petroleum industry wholesalers. These wholesalers receive direct communication from 120 refiners, including nearly all the major U.S. oil refiners. The number of wholesalers showed modest growth but the number of other customers (FAX, Printer, E-Mail and the Internet) increased to 8,500 in 1995 compared to 7,500 in 1994.

         Total revenue grew 38% and communication revenue grew nearly 50% in 1995 compared to 1994. The company expects wholesaler/subscriber growth to decline but expects communications revenue to continue to grow in 1996.

         DTNergy continued to develop the service targeted at the natural gas and electric power industries, which are dependent on current information to make daily operating decisions. This service showed only moderate growth during 1995. During 1995, DTNergy completed implementation of new FAX, Printer and E-Mail services.

DTN AUTO SERVICES


GRAPH IN TABULAR FORM:



                                   1993      1994      1995
                                   ----      ----      ----
DTN Auto Services Revenue
  ($ millions)                      0.0       0.0       0.7


DTNAUTO SERVICE

SERVICE REVIEW
         DTNauto (SM) is a communication and information service for the automobile industry. This service offers automobile dealers precision information to value trade-ins, locate used car inventory plus a host of other information and convenient features. Automobile auction companies and manufacturers are able to communicate directly with the dealers.

         DTNauto provides information on pre-auction automobile listings, results of past auctions, new and used car industry news, weather and other news. The service allows subscribers to perform searches of the auction listings, upcoming and past, for specific automobile information.

         The service offers a variety of optional services providing information on credit reporting (CREDCO), vehicle histories (CARFAX), warranty information (The Warranty Guide) and residual value of leased vehicles (Lease Guide). The CARFAX and CREDCO optional services extensively utilize the internal modem to send and receive information. These services create a more comprehensive information service that puts the subscriber in the drivers seat.

         This service is being marketed by the DTNauto sales force to automobile dealers across the United States. This service is only available by color Ku-band satellite transmission and is priced at $98.00 per month.

1995 HIGHLIGHTS
         The driving force that fuels the DTNauto service remains the pre-auction listings of used cars at more than 125 auctions across the country and AuctionNet, a wholesale pricing service. In 1995, DTNauto established remarketing and communication networks giving the manufacturers the ability to communicate with the dealers. These networks included Lexus, Mazda, Chrysler, American Honda, Subaru and Kia (added January 1996), all major players in the auto industry. A remarketing segment was also established for Enterprise Rent-a-Car. Additionally, DTNauto added a damaged vehicle network serving the salvage auto industry.

         DTNauto expanded its optional services by adding the Warranty Guide and Lease Guide to help dealers establish accurate auto values. Also, by subscriber demand, the DTN SPECTRUM service was made available to automobile dealers.

JOINT VENTURE SERVICES

         DTN has joined forces with other companies to market their services using the companys technology. These services are TracElectric, a service for the electric equipment industry, and DAT Transportation Terminal, a service for the trucking industry.

TRACELECTRIC SERVICE

SERVICE REVIEW
         TracElectric is an equipment locator service for the electrical equipment industry. This service provides over 100 pages of new, remanufactured, surplus and used electrical equipment listings. The service connects buyers and sellers throughout the U.S. and Canada.

         This service is available only by monochrome Ku-band satellite and DTN receives a percentage of the revenue.

DAT TRANSPORTATION TERMINAL (NEW SERVICE)

SERVICE REVIEW
         The DAT (Dial-A-Truck) Transportation Terminal (DAT) service was introduced in the fourth quarter of 1995 and is an information communication system for the trucking industry. This service is a joint venture with DAT in Beaverton, OR and DTN. The service provides load and truck matching performed on a database of 25,000 listings updated daily.

         DAT service allows subscribers to input their own listings into the ACE receiver and send this information to the database using the internal modem. This service provides the subscriber the ability to perform extensive searches to locate loads and trucks and set alarms to alert the user that a match has occurred. The service also provides regional radar maps of major highways and interstates, transportation news, diesel fuel prices and other financial information related to the trucking industry.

         The target market includes all freight brokers and carriers throughout U.S. and Canada. This service is only available by color Ku-band satellite and DTN receives a monthly fee per receiver.

--------------------------------------------------------------------------------
                            SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

GRAPHS IN TABULAR FORM:


% of Total Revenues:
                              1995      1994      1993
                              ----      ----      ----
DTN Ag Services                72%       73%       75%
DTN Financial Services         10%       11%       11%
DTN Energy Services            16%       16%       14%
Other Services                  2%        0%        0%


% of Suscribers at Year End:
                              1995      1994      1993
                              ----      ----      ----
DTN Ag Services                89%       81%       82%
DTN Financial Services         10%       10%       10%
DTN Energy Services             7%        8%        8%
Other Services                  3%        1%        0%




                                        1995            1994            1993           1992            1991
--------------------------------------------------------------------------------------------------------------
For the Year:

Revenues ........................   $ 62,287,989    $ 46,109,789    $ 35,992,754   $ 26,816,254   $ 21,464,580
Operating income ................      4,343,252         694,560       2,408,868      2,995,319      2,658,280
Income (loss) before income taxes       (397,076)     (2,422,738)      1,020,831      2,051,352      1,476,398
Net income (loss) ...............       (283,076)     (1,602,738)        663,831      1,351,352      1,426,398

Net income (loss) per share .....           (.09)           (.49)            .20            .41            .43
Dividends per share .............           --              --              --             --             --


At Year End:

Total assets ....................   $ 92,672,050    $ 71,459,356    $ 57,242,313   $ 38,260,351   $ 30,549,390
Long-term debt and
   subordinated notes ...........     47,020,527      33,982,814      25,375,000     13,677,083      9,719,490
Stockholders equity .............     12,876,965      12,706,978      12,780,477     12,167,584     12,007,741

                                       16

--------------------------------------------------------------------------------
                     MANAGEMENTS'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

FINANCIAL CONDITION

         The equipment used by subscribers is a large capital investment for the company. This equipment accounts for 75% of the companys total assets. The company does not have a large amount of current assets compared to capital equipment.

         Net cash provided by operating activities in 1995 was $16,623,300 compared to $14,376,300 in 1994. The increase was primarily due to an increase in operating income. The increase in operating income was partially offset by the increase in interest expense and the change in assets and liabilities.

         Net cash used by investing activities in 1995 was $29,427,900 compared to $29,961,200 in 1994. The investment in equipment used by subscribers declined due to a reduction in color equipment inventory that was built up in the later part of 1994. The expenditures on equipment used by subscribers are primarily for color receivers and related equipment. In addition, approximately 4,000 monochrome system (FM and Ku) subscribers upgraded to the color Ku-band system with over 90% of these conversions involving DTN AgDaily subscribers.

         DTN reduced its inventory of color receivers and components to build color receivers during 1995. At December 31, 1995, the company had approximately $5,000,000 of inventory compared to $10,000,000 in 1994. The reduction occurred in the first half of 1995 and reduced the companys borrowing requirements for the year.

         The company utilizes monochrome receiver equipment coming in from conversions for new DTN AgDaily, DTN Wall Street or DTNergy subscribers. DTN continues to research new markets for monochrome system services.

         The company had negative working capital of $10,471,900 at December 31, 1995, compared to $10,237,200 in 1994. Accounts payable at December 31, 1995, included $3,202,600 for the purchase of Knight Ridder Financial subscribers and $2,190,600 to vendors for equipment used by subscribers, compared to $0 and $1,106,000 at December 31, 1994, respectively. This combination increased the working capital deficiency from the prior year by $4,287,200.

         An increase of $3,178,800 in accounts receivable from December 31, 1994 to 1995 was primarily the offset for the negative working capital created by the increase in accounts payable. Accounts receivable increased due to general business expansion, the acquisition of Knight-Ridder Financial (KRF) subscribers and a changing subscriber base due to the expansion of the companys new services.

         Effective July 26, 1995, the company entered into an agreement with KRF to acquire 2,900 Knight Ridder Commodity News Service subscribers. The company agreed to pay KRF approximately $4,970,000 over two years, made up of $3,000,000 for the subscribers and $1,970,000 for future revenue sharing. The $3,000,000 for the subscribers is to be paid one-half at the closing and the remaining one-half due one year from the closing. The $1,970,000 for future revenue sharing is based on a company estimate and is paid quarterly. The purchase price is being capitalized as an intangible asset and amortized using the straight line method over eight years.

         Net cash provided by financing activities of $12,864,300 was the result of an increase in total debt outstanding (current and long-term) of $12,531,300. The increase in debt outstanding was used to fund capital expenditures and the acquisition of subscribers. The company made principal payments of $8,718,800 on bank term debt during 1995.

         DTN anticipates that the internally generated cash flow and bank credit lines will be sufficient to fund operating activities, capital expenditures and principle payments on long-term debt.

         The company believes that inflationary trends have a limited affect on the business. However, since the majority of the companys subscribers and revenues are related to the ag industry, the general state of the agricultural economy may impact the companys business.

RESULTS OF OPERATIONS

         In many respects, the financial dynamics of DTN are similar to the cable TV industry. The financial dynamics are similar due to the requirement of an initial investment of variable marketing costs to obtain new subscribers and capital expenditures to provide them with the necessary equipment to receive the companys services.

         In addition, DTN has a level of fixed costs, such as FM and KU satellite leases, news and quote providers, and administrative expenses, not directly affected by the number of subscribers receiving the companys services.

GRAPH IN TABULAR FORM:

                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
Operating Cash Flow
  ($ million)                  8.2       9.9      12.9      15.8      23.2

         DTNs operating cash flow, a key indicator monitored by DTN management, has increased at a compounded growth rate of 28% from 1991 to 1995. This trend is primarily the result of a growing base of subscribers covering the companys fixed expenses.

         The company has operating leverage due to low variable costs per subscriber. This leverage is present when a growth in subscribers and related revenue has a direct impact on operating cash flow. This leverage appeared to be declining from 1992 through 1994 as operating cash flow as a percent of revenue was declining. The following graph details this trend. The declining trend was primarily due to the company spending an increasing amount on research and development activities.

GRAPHS IN TABULAR FORM:


                              1991      1992      1993      1994      1995
                              ----      ----      ----      ----      ----
Operating Cash Flow
  (percent of revenue)        38%       37%       36%       34%       37%


         DTN accumulates research and development activities as Net Development Costs. The company defines Net Development Costs as 1) market research activities, 2) hardware and software engineering, research and development, and
3) the negative operating cash flow (prior to corporate allocations plus interest) of new services. The company includes new services in the Net Development Costs classification until the service shows positive cash flow prior to corporate allocations plus interest for a full quarter. The service becomes a core service after reaching this level in the development process. During the 1992 through 1995 time period, the company was expanding development activities (see chart on page 3) therefore negatively impacting operating cash flow both on a total and percentage of revenue basis.

         During 1995, the success of subscription sales of the new developmental services decreased net development costs. While the overall development expenses increased, the growth rate of development related expenses declined in 1995 compared to 1994. The result, operating cash flow as a percent of revenue increased to 37% in 1995 compared to 34% in 1994. Another contributing factor for the rise was operating cash flow from core services as a percentage of core service revenue improved to 44.4% in 1995 compared to 43.8% in 1994.

1995 COMPARED TO 1994

         The growth in subscribers, revenues and operating cash flow, three major indicators used by DTN management to monitor company performance, highlighted an outstanding year. Operating income improved dramatically but higher interest expense led to a net loss for the year.

(In thousands)

                         1995           1994           % Change
                      --------        --------         --------
Subscribers              95.9            82.0             17%
Revenues              $62,288         $46,110             35%
Operating cash flow    23,154          15,751             47%
Operating income        4,334             695            524%
Net loss                 (283)         (1,603)            82%


Total revenue increased 35% in 1995 compared to 1994 due to growth in all operating revenue categories. Operating revenues consisting of subscriptions, additional services, communications and advertising increased to $55.70 per subscriber per month in 1995 compared to $46.74 in 1994.

         A 17% growth in total subscribers combined with subscribers upgrading to higher priced services led to a 36% growth in subscription revenue. In July 1995, the company acquired approximately 2,900 subscribers receiving real-time futures and option quotes from Knight Ridder Financial Commodity Center. At December 31, 1995, 77% of total subscribers were receiving service via Ku-band satellite transmission compared to 72% in 1994. Subscription revenue on a per subscriber per month basis increased to $43.60, compared to $36.14 in 1994.

         The price of Ku-band satellite delivered services ranged from $32.99 for monochrome DTN AgDaily to $159.99 for the color DTNstant service during 1995. The price of Ku-band satellite delivered services ranged from $30.99 for monochrome DTN AgDaily to $159.99 for the color DTNstant service during 1994. The price of the monochrome FM delivered DTN AgDaily (the only FM service) was $25.99 in 1995 and $23.99 in 1994.

         The subscribers converting to higher priced services primarily switched from the monochrome FM or Ku-band satellite DTN AgDaily service to the color Ku-band satellite DTN AgDaily, priced at $45.99 in 1995 and 1994 ($43.99 prior to August 15, 1994). Subscribers continued to convert from the color Ku-band satellite DTN AgDaily service to the color Ku-band satellite DTN Pro Series which ranged in price from $58.99, for one Pro Series services, to $73.99, for all four Pro Series services (DTN Premier), in 1995 and 1994. The DTN Premier and Stock Pro, DTN Premier Plus, was priced at $78.00 a month in 1995.

         The company continued to increase the offering of information services through a la carte optional services (100 in 1995 versus 80 in 1994). The growth in services combined with the growth of total subscribers resulted in an 11% growth in additional services revenue to $3,917,600 in 1995 compared to $3,526,300 in 1994. The Ag, Wall Street and Energy services all contributed to this growth. The revenue decreased on a per subscriber per month basis to $3.70 in 1995 compared to $3.76 in 1994.

         The growth in communications revenue was primarily in the DTNergy service. The DTNergy service transmits refiner prices and communications to wholesalers/subscribers. The number of refiner communications continued to increase in 1995. The revenue increased on a company wide per subscriber per month basis to $6.49 in 1995, up from $4.99 in 1994.

         Advertising revenue grew 16% to $2,022,500 in 1995 compared to $1,738,800 in 1994. The growth was due to increased acceptance of the DTN color receiver system as a medium for advertising agricultural products and services. Other contributing factors were a positive agriculture economy and modest price increases for advertising on the color system.

         Service initiation fees, the companys up-front one-time charges to new subscribers ranged from $150 to $295 depending on the service and information distribution technology in 1994 and 1995. Initiation fees for subscribers that convert to another service or change delivery technology (FM to Ku) ranged from $50 to $100 depending on the service in 1994 and 1995. The total fees collected increased 51% in 1995 to $3,357,300 compared to $2,227,500 in 1994. The increase was primarily due to an increase in new subscription sales. The companys discounting of initiation fees to respond to competition or slower sales in the ag market during the seasonally slower summer months was consistent with 1994.

         Total operating expenses increased 28% in 1995 over 1994. This increase was due to a 27% increase in selling, general and administrative costs, a 46% increase in sales commissions and a 25% increase in depreciation. These expenses (excluding the sales commission costs) increased on a per subscriber per month basis to $49.75 in 1995 compared to $44.49 in 1994.

         Selling, general and administrative expenses on a per subscriber per month basis increased to $31.97, up from $28.45 in 1994. This increase was primarily the result of the increase in variable costs to support a 17% increase in subscribers, sales force expansion and teleservices support (telesales and customer service), internal administrative enhancements and net development costs related to new service development. All of these expenditures were important for the company to accomplish the aggressive sales growth planned in 1995 and beyond.

         Sales commissions are generated from increased subscribers and revenues in the DTNergy service. Sales commissions increased 46% during 1995 compared to 1994. This increase is due to higher subscription sales, continued incentive programs to the sales force and 39% higher revenues in DTNergy. DTNergy sales commissions are based on a combination of total subscribers and revenues.

         Depreciation and amortization expense primarily increased due to the purchase of over $23,700,000 of new equipment used by subscribers. The company began using a six year life for depreciation purposes in July of 1992 compared to an eight year life prior to the change.

         Operating income increased significantly due to the companys growth in total revenues and a declining growth rate in the operating expenses discussed above. Operating cash flow grew 47% to $23,154,400, up from $15,750,700 in 1994.

         Interest expense increased 52% in 1995 over 1994. The rise was primarily due to borrowings necessary to finance the purchase of new subscriber equipment, an increase in the prime rate during 1994 and 1995 along with the addition of $15,000,000 of 11.25% subordinated debt in July of 1994.

         The companys federal and state effective tax rate was 29% for 1995 and 35% for 1994.

1994 COMPARED TO 1993

         Growth in revenue, operating cash flows and total subscribers, which are three major indicators used to monitor the financial performance of DTN, highlighted a year of good performance. Due to the continued investment in new service development, enhancements in transmitting technology, administrative computer information systems, equipment used by our subscribers and higher interest expense, the companys operating and net taxable income were lower.

(In thousands)
                         1994          1993    % Change
                      --------      --------   ---------
Total subscribers        82.0          74.1       11 %
Revenues              $46,110       $35,993       28 %
Operating cash flow    15,751        12,940       22 %
Operating income          695         2,409      (71)%
Net income (loss)      (1,603)          664     (342)%

         Total revenue increased 28% in 1994 over 1993 due to continued growth in all operating revenue categories. Operating revenues which consist of subscriptions, additional services, communications services and advertising, increased to $46.74 per subscriber per month in 1994 up from $39.06 in 1993.

         The 11% growth in total subscribers and subscribers upgrading to higher priced services resulted in a 31% growth in subscription revenue. At December 31, 1994, 72% of total subscribers were receiving service via Ku-band satellite transmission compared to 61% in 1993. Subscription revenue on a per subscriber per month basis increased to $36.14, up from $30.39 in 1993.

         The price of the Ku-band satellite-delivered services ranged from $30.99 for monochrome DTN AgDaily to $159.99 for the color DTNstant service during 1994 and 1993. The price of the monochrome FM-delivered DTN AgDaily service was $23.99 during 1994 and 1993. The subscribers switching to higher-priced services primarily switched from the monochrome FM or Ku-band satellite DTN AgDaily service to the color Ku-band satellite DTN AgDaily, which was priced at $45.99 in 1994 ($43.99 prior to August 15, 1994) and $43.99 in 1993.

         The company continued to increase the offering of information services through a la carte additional services (80 in 1994 versus 55 in 1993). The growth of services combined with the growth of total subscribers provided a 42% growth in additional services revenue to $3,526,000 in 1994, up from $2,485,000 in 1993. The Ag, Wall Street and Energy services all contributed solid gains to achieve this outstanding growth. On a per subscriber per month basis, this revenue increased to $3.76, up from $2.91 in 1993.

         The 45% increase in communication services revenue was primarily due to the DTNergy service. DTNergy transmits refiner prices and other communications to wholesalers/subscribers. The refiner communication volume increased significantly and provided on a company wide basis a revenue increase to $4.99 per subscriber per month in 1994, up from $3.78 in 1993.

         Advertising revenue showed a marginal increase in 1994 over 1993. The company believes that competition from other communication companies affected the growth in advertising. The company also believes advertising revenues will grow as subscriptions to the color services increase.

         Service initiation fees, the companys up-front one-time charges to new subscribers ranged from $150 to $295 depending on the service and information distribution technology in 1994 and 1993. Initiation fees to subscribers who change their service or delivery technology (FM to Ku) ranged from $50 to $100 depending on the service in 1995 and 1994. The total fees collected declined in 1994 compared to 1993. The decline was primarily due to an increase in sales promotions reducing the fees to attract new subscribers. This strategy was used to keep new sales strong during the seasonally slow months of summer and to answer competitive pressures.

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

         Depreciation expense increased due to the purchase of over $27,000,000 of new equipment used by subscribers. The company began using a six year life for depreciation purposes in July of 1992 compared to an eight year life prior to the change.

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

         The company federal and state effective tax rate for 1994 and 1993 was 35%.
                                       20

--------------------------------------------------------------------------------
                                RESPONSIBILITIES
--------------------------------------------------------------------------------
Managements Responsibility for Financial Statements

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




/s/ Roger R. Brodersen                 /s/ Brian L. Larson
    Chairman of the Board                  Vice President
    Chief Executive Officer                Chief Financial Officer
                                           Secretary and Treasurer

--------------------------------------------------------------------------------
Independent Auditors' Report

Board of Directors and Stockholders
Data Transmission Network Corporation

         We have audited the accompanying balance sheets of Data Transmission Network Corporation as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the financial position of Data Transmission Network Corporation as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




January 30, 1996                        /s/ Deloitte and Touche LLP
Deloitte and Touche LLP                     Omaha, Nebraska

Balance Sheets
---------------------------------------------------------------------------------------------
As of December 31,                                                     1995            1994
---------------------------------------------------------------------------------------------
ASSETS
Current Assets:
        Cash .................................................   $    780,018    $    720,343
        Accounts receivable, net of allowance for
                doubtful accounts of $300,000 and $220,000 ...      6,476,576       3,297,773
        Prepaid expenses .....................................        474,135         189,332
        Deferred commission expense ..........................      2,076,262         629,925
                                                                 ------------    ------------
                Total Current Assets .........................      9,806,991       4,837,373

Equipment Used By Subscribers, net of accumulated depreciation
        of $60,622,532 and $43,710,079 .......................     69,644,260      61,449,931

Equipment and Leasehold Improvements, net of accumulated
         depreciation of $7,286,887 and $4,729,831 ...........      6,665,286       4,666,742

Intangible Asset, net of accumulated amortization
         of $258,850 .........................................      4,711,150            --

Other Assets .................................................      1,844,363         505,310
                                                                 ------------    ------------
                                                                 $ 92,672,050    $ 71,459,356
LIABILITIES AND STOCKHOLDERS EQUITY
Current Liabilities:
        Accounts payable .....................................   $  9,385,812    $  4,493,796
        Accrued expenses .....................................      1,856,659       1,117,206
        Current portion of long-term debt ....................      9,036,458       9,463,541
                                                                 ------------    ------------
                Total Current Liabilities ....................     20,278,929      15,074,543

Long-Term Debt ...............................................     32,536,457      19,578,124
Subordinated Long-Term Notes, net of unamortized
        discount of $515,930 and $595,310 ....................     14,484,070      14,404,690
Equipment Deposits ...........................................        541,720         542,102
Unearned Revenue .............................................     11,953,909       9,152,919

Stockholders Equity:
        Common stock, par value $.001, authorized
                20,000,000 shares, issued 3,375,408 ..........          3,375           3,375
        Paid-in capital ......................................     14,422,689      14,302,689
        Retained earnings (deficit) ..........................       (497,687)       (217,501)
        Treasury stock, at cost, 60,315 and 83,723 shares ....     (1,051,412)     (1,381,585)
                                                                 ------------    ------------
                Total Stockholders Equity ....................     12,876,965      12,706,978
                                                                 ------------    ------------
                                                                 $ 92,672,050    $ 71,459,356

The accompanying notes are an integral part of these financial statements.

                                       22

Statements of Operations

Years Ended December 31,                          1995            1994            1993
                                              -------------   -------------  --------------
REVENUES:
        Subscriptions .....................   $ 46,126,332    $ 33,936,160    $ 25,924,520
        Additional services ...............      3,917,631       3,526,295       2,484,675
        Communication services ............      6,864,275       4,680,987       3,227,881
        Advertising .......................      2,022,440       1,738,830       1,673,075
        Service initiation fees ...........      3,357,311       2,227,517       2,682,603
                                              -------------   -------------  --------------
                                                62,287,989      46,109,789      35,992,754
EXPENSES:
        Selling, general and administrative     33,827,282      26,715,251      20,602,329
        Sales commissions .................      5,306,305       3,643,811       2,450,718
        Depreciation and amortization .....     18,811,150      15,056,167      10,530,839
                                              -------------   -------------  --------------
OPERATING INCOME ..........................      4,343,252         694,560       2,408,868

        Interest expense ..................      4,798,112       3,158,106       1,421,299
        Other income, net .................         57,784          40,808          33,262
                                              -------------   -------------  --------------
INCOME (LOSS) BEFORE INCOME TAXES .........       (397,076)     (2,422,738)      1,020,831

        Income tax (benefit) provision ....       (114,000)       (820,000)        357,000

NET INCOME (LOSS) .........................   $   (283,076)   $ (1,602,738)   $    663,831


EARNINGS (LOSS) PER SHARE .................   $      (0.09)   $      (0.49)   $       0.20


Weighted Average Number of Shares
        Outstanding .......................      3,302,864       3,253,400       3,286,850

The accompanying notes are an integral part of these financial statements.

                                       23

Statements of Stockholders Equity
-----------------------------------------------------------------------------------------------------------------------
Years Ended December 31, 1995, 1994 and 1993
-----------------------------------------------------------------------------------------------------------------------
                                                                             Retained                         Total
                                                Common      Paid -in         Earnings        Treasury      Stockholders
                                                 Stock       Capital         (Deficit)         Stock          Equity
                                           ------------   -------------    -----------    ------------    -------------
Balance, January 1, 1993 ...............   $      3,375   $ 13,493,689     $   855,635    $ (2,185,115)   $ 12,167,584

Treasury stock issued on exercise of
     employee stock options and warrants           --           12,195            --           147,621         159,816

Tax benefit related to exercise of
     employee stock options and warrants           --           20,000            --              --            20,000

Purchase of treasury stock .............           --             --              --          (230,754)       (230,754)

Net income .............................           --             --           663,831            --           663,831
                                           ------------   -------------    -----------    ------------    -------------
Balance, December 31, 1993 .............          3,375     13,525,884       1,519,466      (2,268,248)     12,780,477

Treasury stock issued on exercise of
     employee stock options and warrants           --          (12,195)       (134,229)      1,420,663       1,274,239

Tax benefit related to exercise of
     employee stock options and warrants           --          154,000            --              --           154,000

Purchase of treasury stock .............           --             --              --          (534,000)       (534,000)

Issuance of warrants in connection
     with subordinated debt ............           --          635,000            --              --           635,000

Net loss ...............................           --             --        (1,602,738)           --        (1,602,738)
                                           ------------   -------------    -----------    ------------    -------------
Balance, December 31, 1994 .............          3,375     14,302,689        (217,501)     (1,381,585)     12,706,978

Treasury stock issued on exercise of
     employee stock options and warrants           --             --             2,890         330,173         333,063

Tax benefit related to exercise of
     employee stock options and warrants           --          120,000            --              --           120,000

Net loss ...............................           --             --          (283,076)           --          (283,076)

                                           ------------   -------------    -----------    ------------    -------------
Balance, December 31, 1995 .............   $      3,375   $ 14,422,689    $   (497,687)   $ (1,051,412)   $ 12,876,965

The accompanying notes are an integral part of these financial statements.

                                       24

Statements of Cash Flows
-------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                           1995           1994             1993
-------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
        Net income(loss) .................................................   $   (283,076)   $ (1,602,738)   $    663,831
        Adjustments to reconcile net income(loss) to
          net cash provided by operating activities:
          Depreciation and amortization ..................................     18,811,150      15,056,167      10,530,839
          Amortization of debt issue costs and discount ..................        128,760          64,380            --
          Deferred income taxes ..........................................       (239,000)       (802,000)        332,000
          Change in assets and liabilities:
            Accounts receivable ..........................................     (3,178,803)     (1,003,263)       (731,281)
            Prepaid expenses .............................................       (284,803)        (58,262)       (311,418)
            Deferred commission expense ..................................     (1,446,337)        (22,215)       (119,593)
            Deferred debt issuance costs .................................           --          (395,000)           --
            Other assets .................................................     (1,029,433)           --              --
            Accounts payable .............................................        604,791       1,183,434         668,794
            Accrued expenses .............................................        739,453         143,249         247,994
            Equipment deposits ...........................................           (382)        (37,269)        (60,618)
            Unearned revenue .............................................      2,800,990       1,849,771       2,047,982

          Net Cash Provided By Operating Activities ......................     16,623,310      14,376,254      13,268,530

Cash Flows From Investing Activities:

        Capital expenditures:
          Equipment used by subscribers ..................................    (23,746,086)    (27,354,107)    (24,175,363)
          Equipment and leasehold improvements ...........................     (3,914,442)     (2,607,100)     (2,040,607)
        Acquisition of Subscribers .......................................     (1,767,420)           --              --

          Net Cash Used By Investing Activities ..........................    (29,427,948)    (29,961,207)    (26,215,970)

Cash Flows From Financing Activities:

        Proceeds from long-term debt .....................................     21,250,000      20,250,000      16,000,000
        Principal payments on long-term debt .............................     (8,718,750)    (20,333,334)     (3,052,083)
        Proceeds from subordinated long-term notes .......................           --        15,000,000            --
        Proceeds from the exercise of stock options and warrants .........        333,063       1,274,239         159,816
        Purchase of treasury stock .......................................           --          (534,000)       (230,754)

          Net Cash Provided By Financing Activities ......................     12,864,313      15,656,905      12,876,979

Net Increase (Decrease) in Cash ..........................................         59,675          71,952         (70,461)

Cash at Beginning of Period ..............................................        720,343         648,391         718,852

Cash at End of Period ....................................................$       780,018 $       720,343 $    648,391

The accompanying notes are an integral part of these financial statements

                                       25

--------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
--------------------------------------------------------------------------------
1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION - The company provides its subscribers with equipment to receive information and communications services. DTN charges a recurring subscription fee and in most instances a one-time service initiation fee. The subscriptions are contracted for an initial period of one year and are generally billed quarterly in advance. Accounts receivable consists primarily of these advance billings. Payments received in advance for subscriptions, additional services and advertising are deferred and recognized as the services are provided to the subscribers. Service initiation fees in excess of the related marketing and set-up costs, excluding sales commissions, are deferred and recognized into income over the initial twelve-month subscription period. These revenues no longer exceed the costs and therefore beginning in 1995 are not being deferred. Communication services are generally billed monthly in arrears based on the number and length of communications to subscribers.

DEFERRED COMMISSION EXPENSE - Commissions and bonuses which are paid at the time of the initial subscription to sales representatives or to subscribers for successful customer referrals, are deferred and expensed over the initial twelve-month subscription period.

EQUIPMENT USED BY SUBSCRIBERS -Equipment used by subscribers to receive the company's electronically transmitted information service is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over a useful life of three to eight years for assets placed in service prior to July 1, 1992, and three to six years for assets placed in service subsequent to July 1, 1992.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from two to seven years, or the related lease, which range from five to ten years.

INTANGIBLE ASSETS - Intangible assets for acquisition of subscribers are stated at cost less accumulated amortization. These costs are amortized using the straight-line method over eight years.

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

STATEMENT OF CASH FLOWS - For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. During the periods ended December 31, 1995, 1994 and 1993, the company made interest payments of $4,386,000, $3,165,000 and $1,493,000, respectively. Capital expenditures for subscriber equipment included in accounts payable at year end totalled $2,191,000, $1,106,000 and $3,455,000 at December 31, 1995, 1994 and 1993, respectively. The company paid $1,146,000 of federal income taxes in 1995 relating to recoverable Alternative Minimum Taxes (AMT) for prior periods which is included in other assets. The company paid no federal income taxes during 1994 or 1993. At December 31, 1995, $3,202,580 of the purchase price for the subscribers acquired was not yet paid and is included in accounts payable.

RESEARCH AND DEVELOPMENT - Research and development costs are charged to earnings as incurred and approximated $1,596,000, $1,493,000 and $899,000 for the periods ended December 31, 1995, 1994, and 1993.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ACCOUNTING PRONOUNCEMENTS - In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 121, Accounting for the Impairment of Long Lived Assets. SFAS 121 required that long lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment. The Company will adopt SFAS 121 as required in 1996 but does not expect any adjustments to the value of long lived assets.

In October 1995, FASB issued SFAS 123, Accounting for Stock Based Compensation. Beginning in 1996, SFAS 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of employee compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing APB Opinion 25 rules to recognize and measure compensation, will be required to disclose the pro forma amounts of net income and earnings per share that would have been reported had the company elected to follow the fair value recognition of SFAS 123. Management has determined that the Company will not adopt the fair value recognition provisions of SFAS 123 so the impact of adopting this statement beginning in 1996 will only be the expanded disclosure requirements.

2.      ACQUISITIONS

Effective   July  26,  1995,   the  Company   entered  into  an  agreement  with
Knight-Ridder Financial (KRF) to acquire 2,900 Knight-Ridder Commodity News Service Subscribers. The Company will pay KRF approximately $4,970,000 over two years, made up of $3,000,000 for the subscribers and $1,970,000 for future revenue sharing. The $3,000,000 for the subscribers is to be paid one-half at closing and the remaining one-half due one year from closing. The $1,970,000 for future revenue sharing is based upon a company estimate and is to be paid quarterly.

3.      LONG-TERM DEBT AND LOAN AGREEMENTS

                                               December 31,
                                     --------------------------------
                                         1995                1994
                                     ------------         -----------
Bank operating line
        agreement                    $21,250,000         $ 2,250,000
Term notes, due in monthly
        installments thru October
        1998 at 6.75% to 9.25%        19,322,915          25,291,665
Stock repurchase term
        notes, due in quarterly
        installments from
        January 1994 thru December
        1997, 7.69% to 8.0%            1,000,000           1,500,000
                                     ------------         -----------
                                      41,572,915          29,041,665
Less current portion                   9,036,458           9,463,541
                                     ------------         -----------
Total Long-Term Debt                 $32,536,457          $19,578,124
                                     ============         ===========


The company has a senior loan agreement with a group of seven regional banks (the "senior loan agreement"). The senior loan agreement, which expires June 30, 1996 unless extended, provides for a total commitment of up to $34,500,000 in new borrowings. As of December 31, 1995, $21,250,000 of the total commitment had been borrowed, with the remaining $13,250,000 available to the company subject to certain restrictions as discussed below.

Additional borrowings under the senior loan agreement are available to the company, as long as at the time of the advance, no default exists under the senior loan agreement or under the subordinated notes agreement (see Note 3), and total debt outstanding (including term notes outstanding but excluding long-term subordinated debt) does not exceed thirty-six times monthly operating cash flow as defined. As of December 31, 1995 based on current operating cash flow, the company would be able to borrow all of the $13,250,000 remaining commitment available.

Substantially all of the company's assets are pledged as collateral under the senior loan agreement. In addition to the restrictions mentioned above with respect to advances, total debt outstanding (excluding long-term subordinated debt) is limited to forty-eight times monthly operating cash flow or three and one-half times stockholders' equity (defined to include long-term subordinated debt), whichever is less. Additionally, total debt outstanding (including subordinated debt) is limited to sixty times monthly operating cash flow. The company is also required to maintain total stockholders' equity of at least $11,000,000 through June 30, 1996 and, a ratio of quarterly operating cash flow to interest expense (as defined) of at least 2.25 to 1. The company is currently restricted to paying no cash dividends.

Interest on the outstanding borrowings (prior to when the borrowings might be converted to term loans, as discussed below) is at a variable rate, depending on the ratio of the company's total borrowings (excluding long-term subordinated debt) to stockholders equity (including long-term subordinated debt) (the "Ratio"). So long as the Ratio is below 2.0 to 1, interest is at prime. When the Ratio is between 2.0 to 1 and 2.49 to 1, the interest rate is at prime plus 1/4%. When the Ratio is between 2.50 to 1 and 2.99 to 1, the interest rate is at prime plus 3/4%. When the Ratio is at or above 3.0 to 1, the interest rate is at prime plus 1 1/4%. The prime rate is adjusted monthly, with the interest rate adjustment (as defined above) changed quarterly. As of December 31, 1995, the variable rate borrowings outstanding are accruing interest at the prime rate of 8.75%.

The company has the option to convert the outstanding borrowings to term loans at any time, payable in forty-eight equal principal installments, plus interest. Interest on the converted term loans is at a variable interest rate of 1/4% over the base rate (as determined in the preceding paragraph) or, at the company's option, may be at a fixed rate of 3/4% over the base rate, or, 2.50% over the average of the 3 and 5 year U. S. treasury securities, whichever is greater. As of December 31, 1995, $21,250,000 of the total borrowings outstanding had not been converted to term loans. The remainder of the borrowings were term loans with interest rates ranging from 6.75% to 9.25%.

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

For the first year after each Stock Repurchase advance, the company pays interest only. After the first year, each advance will be repaid in sixteen equal quarterly principal payments plus interest. Interest will accrue for the first three years of each advance at a fixed rate equal to the quoted Five-Year Treasury Note Rate on the date of the advance, plus 2%. For the last two years interest will accrue at either a floating rate of national prime plus 3/4% or a fixed rate of the then current Five-Year Treasury Note Rate plus 2%. The company has the option of determining which rate will apply. The $2,000,000 borrowed under this Stock Repurchase line, is accruing interest at 7.69% and 8.00%.

The minimum principal maturities of long-term debt, excluding bank operating line agreement, are as follows: 1996 - $9,036,000;1997 - $7,010,000; 1998
- $4,229,000; 1999 - $47,000.

4.      SUBORDINATED LONG-TERM NOTES

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

The company has the option to prepay the subordinated debt on any date after June 30, 1997 at a premium beginning at 7.5% of the principal prepaid, and decreasing by 1.5% per year until June 30, 2002 when no premium is required. There are provisions for mandatory prepayment upon a change in ownership control (as defined), at a premium beginning at 12.0% of the principal prepaid during the period ended June 30, 1995 and decreasing by 1.5% per year until June 30, 2002 when no premium is required. The subordinated debt agreement contains a cross-acceleration clause, whereby the subordinated debt will become immediately due and payable upon a payment default on the senior debt outstanding Other subordinated debt financial covenants and restrictions are generally less restrictive than those of the senior loan agreement.

The company also issued a warrant to the investor to purchase 25,000 shares of the company's $.001 par value common stock at $22.17 per share on or before June 30, 2004. In connection with the issuance of the warrant to purchase common stock, the company recorded a $635,000 credit to additional paid in capital and a related debt discount, which represents an estimate of the fair value of the warrant issued. Expenses of the subordinated debt offering of $395,000 have been capitalized as deferred debt issuance costs, and will be amortized, along with the debt discount, over the life of the subordinated debt using a level-yield method. The unamortized portion of the debt issue costs were $321,000 and $370,000 for 1995 and 1994, respectively.

5.      INCOME TAXES

Components of the income tax (benefit) provision are as follows:

                               1995                  1994              1993
                           ------------         -------------      ------------
Current tax expense
        (benefit)          $   125,000          $    (18,000)       $   25,000

Deferred tax expense
        (benefit)             (239,000)             (802,000)          332,000
                           ------------         -------------      ------------
                           $  (114,000)         $   (820,000)       $  357,000
                           ============         =============      ============

The income tax (benefit) provision differs from the (benefit) provision at federal statutory rates for the following reasons:

                                    1995            1994             1993
                                 ----------      ----------       ---------
Tax expense (benefit) at
   federal statutory rate        $(139,000)      $(824,000)       $ 347,000

State taxes                          1,000         (24,000)          10,000

Other                               24,000          28,000            --
                                 ----------      ----------       ---------
                                 $(114,000)      $(820,000)       $ 357,000
                                 ==========      ==========       =========

The components of deferred tax liability (asset) are as follows:

                                  1995          1994
                             ------------   ------------
Depreciation                 $ 4,880,000    $ 2,958,000

Net operating
   loss carryforwards         (5,383,000)    (3,093,000)

Other                              9,000           --
                             ------------   ------------
Net Deferred Asset           $  (494,000)   $  (135,000)
                             ===========    ============

The Company had approximately $15,000,000 of unused net operating loss (NOL) carryforwards at December 31, 1995. The NOLs will expire in the years 2002 to 2010. In addition, the Company is reflecting in the Other Assets approximately $1,029,000 relating to pending IRS refund claims.

6.      CAPITAL STOCK

The company's articles of incorporation provide for the authorization of 1,000,000 shares of $.50 par value per share preferred stock. The preferred stock, none of which has been issued, presently has no voting rights or other features, although the articles of incorporation contain provisions to adopt various features or privileges at the discretion of the Board of Directors.

In September 1992, the company's Board of Directors authorized the repurchase of up to 350,000 shares of the company's outstanding common stock. The purchases are to be made from time to time in the open market or in arranged transactions at such price or prices as company officers may deem advisable. The common stock repurchased may be used to provide shares for the company's existing stock options and warrants outstanding. During 1994, the company repurchased 24,000 shares of its common stock.

7.      COMMON STOCK WARRANTS

In conjunction with a private placement offering of Subordinated Long-Term Notes in 1988, the company granted warrants to purchase 80,325 shares of common stock at a price of $10.00 per share. These warrants were exercisable through September 30, 1994. During 1992, 7,500 of these warrants were exercised. During 1994, all of the remaining warrants granted were either exercised or expired.

In conjunction with a private placement offering of subordinated Long-Term Notes in June 1994, the company granted warrants, to the single investor, to purchase 25,000 shares of common stock at a price of $22.17 per share. These warrants are exercisable through June 30, 2004.

8.      STOCK OPTION PLANS

The company has employee and director stock option plans with aggregate limits of 700,000 shares for the employee plan and 70,000 shares for the non-employee director plan. The exercise price of the stock options is equal to the market value of the company's common stock on the date of grant. The options are exercisable for a period of up to ten years from the date of grant and vest equally over a period of up to four years.

The following table summarizes the stock options as of December 31, 1995, 1994 and 1993:

                                                     Option Price
                                        Shares        Per Share
                                      ---------     --------------
Balance at
Jan. 1, 1993                           213,506      11.75 - 18.00

Granted                                114,950      13.50 - 15.50
Exercised                              (11,818)     11.75 - 14.50
Cancelled                              (24,561)     11.75 - 18.00

Balance at
Dec. 31, 1993                          292,077      11.75 - 18.00

Granted                                 91,250      22.00 - 29.15
Exercised                              (43,142)     11.75 - 18.00
Cancelled                              (10,790)     12.00 - 26.50

Balance at
Dec. 31, 1994                          329,395      11.75 - 29.15

Granted                                133,750      16.50 - 35.75
Exercised                              (23,408)     11.75 - 26.50
Cancelled                              (14,084)     12.00 - 26.50

Balance at
Dec. 31, 1995                          425,653      11.75 - 35.75
                                      =========
Exercisable at
Dec. 31, 1995                          209,937      11.75 - 29.15
                                      =========

At December 31, 1995, shares of the Companys authorized but unissued common stock were reserved for issuance as follows:
                                             Shares
                                           -----------
Employee stock option plan                   217,936
Non-employee director plan                    47,001
                                           -----------
Total                                        264,937
                                           ===========

9.      LEASES

The company leases the right to subsidiary channel authorizations from FM radio stations and satellite network transmission capacity to broadcast the company's information service to its subscribers. These leases are accounted for as operating leases and are for varying periods of one to ten years and contain annual renewal options for periods of up to five years.

The company also has various operating leases for office space, warehouse facilities and equipment. These leases expire on various dates through 2005 and generally provide for renewal options at the end of the lease. The company is generally obligated to pay the cost of property taxes, insurance, utilities and maintenance on the leases.

Future minimum lease payments under all non-cancelable operating leases at December 31, 1995 are as follows:

Year Ending December 31,                   Amount
------------------------                ------------
        1996                             $2,664,000
        1997                              2,319,000
        1998                              2,026,000
        1999                              1,703,000
        2000                              1,507,000
        2001 and after                    5,328,000
                                        ------------
Total future minimum lease payments     $15,547,000
                                        ============

Total rent expense on all operating leases was $2,712,000, $2,369,000 and $1,856,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

10.     BENEFIT PLAN

The company has a defined contribution plan under provisions of Internal Revenue Code Section 401(k). All employees with at least one year of service may participate in the plan. The company matches the employee's contribution up to 4% of the employee's compensation, and may make additional discretionary contributions. During 1995, 1994 and 1993, the company contributed $482,000, $344,000 and $236,000, respectively, to the plan as matching contributions.


--------------------------------------------------------------------------------
                                     NOTES
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                       QUARTERLY DATA (UNAUDITED)
----------------------------------------------------------------------------------------------------------
                                                                         Net Income (loss)
                                       Operating      Pre-Tax          --------------------       Total
                         Revenues      Cash Flow(1)   Income (loss)    Amount   Per Share(2)   Subscribers
----------------------------------------------------------------------------------------------------------
Fiscal 1995
        First           $13,617,210   $ 4,967,889    $  (426,972)    $  (272,972)  $  (.08)       84,600
        Second           14,739,450     5,591,904         51,802          32,802       .01        86,700
        Third            16,168,251     6,173,867        150,556          96,556       .03        92,400
        Fourth           17,763,078     6,420,742       (172,462)       (139,462)     (.04)       95,900
                        -----------   -----------    ------------    ------------  --------       ------
Year .........          $62,287,989   $23,154,402    $  (397,076)    $  (283,076)  $  (.09)       95,900
                        -----------   -----------    ------------    ------------   --------       ------
Fiscal 1994
        First           $10,548,771   $ 3,951,157    $    56,485     $    36,485   $   .01        76,500
        Second           11,396,005     3,865,963       (430,472)       (279,472)     (.09)       78,300
        Third            11,684,670     3,516,059     (1,295,675)       (842,675)     (.26)       80,200
        Fourth           12,480,343     4,417,548       (753,076)       (517,076)     (.16)       82,000
                        -----------   -----------    ------------    ------------  --------       ------
Year .........          $46,109,789   $15,750,727    $(2,422,738)    $(1,602,738)  $  (.49)       82,000
                        -----------   -----------    ------------    ------------  --------       ------

(1) Operating income before depreciation and amortization expense.
(2) Net income per share for each of the four quarters may not agree to net income per share for the year due to rounding.

--------------------------------------------------------------------------------
TRADING INFORMATION
                              Market Price 1995                  Market Price 1994
                        ----------------------------       -------------------------------
Quarter Ended           High        Low        Last         High        Low        Last
------------------------------------------------------------------------------------------
        March 31....... 25         16 1/2      24 3/4      27 1/2       21          21

        June 30........ 26         23 3/4      25 1/2      24 1/2       20          22 1/2

        September 30... 36 3/4     25 1/2      35 3/4      22 1/2       18 1/2      18 1/2

        December 31.... 50 1/4     33 1/8      49 1/4      18 3/4       16 1/8      17

The companys common stock trades on the Nasdaq National Market tier of the Nasdaq Stock MarketSM under the symbol: DTLN. On December 31, 1995, there were approximately 525 stockholders of record, not including beneficial holders whose shares are held in names other than their own.

--------------------------------------------------------------------------------
                              INVESTOR INFORMATION
--------------------------------------------------------------------------------

CORPORATE HEADQUARTERS:
        9110 West Dodge Road, Suite 200
        Omaha, NE 68114
        (402) 390-2328

INDEPENDENT AUDITORS:
        Deloitte & Touche LLP

STOCK TRANSFER AGENT:
        First National Bank of Omaha
        Attn: Corporate Trust Services
        One First National Center
        Omaha, Nebraska 68102

ANNUAL STOCKHOLDERS MEETING:
     The annual stockholders meeting will be held on Wednesday, April 24, 1996 at 10:00 A.M., at the Holiday Inn-Old Mill, 655 N. 108th Avenue, Omaha, Nebraska.

FORM  10-K:
     A COPY OF THE COMPANYS FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO:

     Secretary
     Data Transmission Network Corporation
     9110 West Dodge Road, Suite 200
     Omaha, Nebraska 68114

DIVIDENDS:
     The Company has never paid any dividends and has no present intention of so doing. Payment of cash dividends in the future, if any, will be determined by the Board of Directors in light of the companys earnings, financial condition and other relevant considerations.

----------------------------------------------------------------------------------------------------------------------------
                                           DIRECTORS AND OFFICERS
----------------------------------------------------------------------------------------------------------------------------
Board of Directors:                        Corporate Officers:
--------------------------------           ---------------------------------------------------------------------------------
Roger R. Brodersen                         Roger R. Brodersen                          Keith A. Cook
  Chairman of the Board                      Chairman of the Board                       Vice President
  Chief Executive Officer                    Chief Executive Officer                     President, Auto Services
  Data Transmission Network Corp.
                                           Greg T. Sloma                               H. Wade German
Robert S. Herman                             President                                   Vice President
  Senior Vice President                      Chief Operating Officer                     Business Research
  Data Transmission Network Corp.
                                           Robert S. Herman                            Brian L. Larson
David K. Karnes                              Senior Vice President                       Vice President
  President                                  Research and Technology                     Chief Financial Officer
  Chief Executive Officer                                                                Secretary and Treasurer
  The Fairmont Group Inc.                  Roger W. Wallace
  Of Counsel, Kutak Rock law firm            Senior Vice President                     Gordon R. Lundy
                                             Co-President, Ag Services                   Vice President
J. Michael Parks                                                                         President, Energy Services
  Former President                         James J. Marquiss
  Former Chief Operating Officer             Senior Vice President                     Charles E. McQuinn
  First Data Resources, Inc.                 Co-President, Ag Services                   Vice President
                                                                                         President, West Financial Services
Jay E. Ricks                               Charles R. Wood
  Chairman of the Board                      Senior Vice President                     James G. Payne
  Douglas Communications Corp.               President, Financial Services               Vice President
                                                                                         Administrative Operations Manager
Greg T. Sloma
  President
  Chief Operating Officer
  Data Transmission Network Corp.

Roger W. Wallace
  Senior Vice President
  Data Transmission Network Corp.

                                       32

--------------------------------------------------------------------------------
                               MISSION STATEMENT
--------------------------------------------------------------------------------

     Led  by  customer  suggestions  and  demands,   Data  Transmission  Network
Corporation has engineered growth and evolution from what we werethe first low-cost, electronically delivered agricultural commodities information serviceto what we are todaya multi-faceted information provider utilizing a full-service communication technology system to deliver that most valuable of all commodities, timely information (NEWS...NOT HISTORY).

     We are committed to providing the best information and analysis available, as quickly as possible, at an affordable cost to our customers. Among the many things that are critical to successfully meeting those commitments, the three most important are customer service, customer service, and customer service!

     As fellow shareholders of the company, DTN employees have as their number one goal the long-term enhancement of the value of our company.